
11005834

Letter from Chief Executive Officer

Directors and Executive Officers


SEC MAIL PROCESSING
RECEIVED
APR 18 2011
WASH. D.C.
211
SECTION

I. Notice of 2011 Annual Meeting

II. Proxy Statement

III. Annual Report on Form 10-K For the year ended December 31, 2010

Stockholder Information

Bank of Granite
---CORPORATION---

To Our Stockholders, Customers, Employees & Friends,

Bank of Granite suffered another loss year in 2010, though slightly less than 2009. Our 2010 loss was $23.7 million, or $1.53 per share, compared to $25.6 million, or $1.66 per share, for 2009. It is important to note that we lost $2.5 million in the fourth quarter while the first three quarters averaged $7.1 million losses. We all are enduring the most difficult economic period in 80 years. Very slow job growth and the overhang of real estate values that continue to decline hamper economic recovery. As a result, Bank of Granite's credit costs continued to outpace our net interest margin gains and expense reductions. The Bank's provision for loan loss in 2010 was $30.8 million compared to $28.7 million in 2009. We managed margins better as net interest income was flat on a 17.4% smaller balance sheet. We managed to reduce expenses 21.9%, primarily through wage and benefits, but also by taking the step of closing two unprofitable offices.

The Bank's liquidity remains high, a high priority, and stands at 29.2% of deposits. We will continue to mange liquidity carefully and will continue to take excellent care of our depositors that have shown rock solid loyalty to Bank of Granite.

The Bank remains undercapitalized pursuant to the benchmark required by the regulatory authorities. Finding a solution to our capital need is the primary concern of management. We are considering all available possibilities for attracting capital and/or a strategic partnership that meets our needs, with the best possible outcome for our shareholders.

Overall, 2010 looked a bit better than 2009. We improved our margins, reduced expenses, and ended with a smaller balance sheet to better match our capital. However, with credits costs, the overall results were uncomfortably similar.

As I stated in my shareholder letter last year, the current state of the banking industry makes any future forecast not trustworthy. What we can do is pledge to maintain our emphasis on excellent service delivery that drives customer loyalty and revenues. Problem loans have been and will be managed to resolution as expediently and efficiently as possible. Simultaneously, we will be relentless in pursuit of opportunities to recapitalize Bank of Granite.

Again, I thank you for your loyalty and patience.



R. Scott Anderson
Chief Executive Officer,
President and Secretary
April 15, 2011

Bank of Granite

—————CORPORATION—————

Board of Directors

John N. Bray Chairman Bank of Granite Corporation; Chairman, Director and Chief Executive Officer, Vanguard Furniture, Incorporated Hickory, NC	**Paul M. Fleetwood, III** Vice Chairman Bank of Granite Corporation; President, Corporate Management Services, Inc. (Real estate management); Treasurer, Catawba Valley Building Supply, Inc. Hickory, NC
R. Scott Anderson Chief Executive Officer, President and Secretary Bank of Granite Corporation Granite Falls, NC	**Joseph D. Crocker** Director of the Poor and Needy Division at Kate B. Reynolds Charitable Trust Winston-Salem, NC
Leila N. Erwin Owner, More Lace Gift Shop, Morganton, NC; President, Morris Investment Company (Investment and real estate management) Charlotte, NC	**Hugh R. Gaither** President and Chief Executive Officer Flagship Brands, LLC (Performance socks) Conover, NC
Boyd C. Wilson, Jr., CPA Executive Vice President, Broyhill Investments, Inc. (Investment management); Vice President and Chief Financial Officer BMC Fund, Inc. (Regulated investment company) Lenoir, NC	

Executive Officers

R. Scott Anderson Chief Executive Officer, President and Secretary	**Jerry A. Felts** Chief Operating Officer and Chief Financial Officer
D. Mark Stephens Senior Vice President, Operations Director and Chief Information Officer	

Forward Looking Statements

The discussions included in this annual report contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but are not limited to, the financial success or changing conditions or strategies of the Company's customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, failure to comply with regulatory orders, and general economic conditions. For additional factors that could affect the matters discussed in forward looking statements, see the "Risk Factors" section of the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is included in this mailing.

Bank of Granite

---- CORPORATION ----

23 NORTH MAIN STREET
GRANITE FALLS, NORTH CAROLINA 28630
(828) 496-2000

Notice of Annual Meeting of Stockholders - May 16, 2011

TO OUR STOCKHOLDERS:

The Annual Meeting of Stockholders of Bank of Granite Corporation will be held on Monday, May 16, 2011 at 10:30 a.m. local time. The meeting will be held at the Crowne Plaza (formerly Holiday Inn - Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina for the following purposes:

1. To elect seven directors to hold office until the next annual stockholders meeting or until their respective successors are elected and qualified;

2. To ratify the selection of Dixon Hughes Goodman LLP as our independent accountants for the fiscal year ending December 31, 2011; and

3. To approve an amendment (a copy of which is attached hereto as Appendix A) to our Restated Certificate of Incorporation to effect a one-for-ten reverse stock split of our issued and outstanding shares of common stock and fix the authorized shares of our common stock at 2,500,000, such amendment to be effected prior to September 19, 2011 in the sole discretion of our Board of Directors without further approval or authorization of our stockholders; and

   IF YOUR SHARES ARE HELD THROUGH A BROKER, PLEASE PROVIDE YOUR BROKER WITH SPECIFIC INSTRUCTIONS AS TO YOUR VOTE ON PROPOSAL 3. YOUR BROKER IS NOT PERMITTED TO VOTE ON PROPOSAL 3 IN THE ABSENCE OF YOUR SPECIFIC INSTRUCTIONS, AND A BROKER NON-VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST PROPOSAL 3.

4. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

Information about these matters is included in the Proxy Statement accompanying this notice. Only stockholders of record at the close of business on March 15, 2011 are entitled to receive notice of, and to vote at, this meeting.

Bank of Granite Corporation's 2011 Annual Stockholders Meeting Proxy Ballot, Proxy Statement and 2010 Annual Report on Form 10-K are enclosed with this Notice. These documents are also available at www.cfpproxy.com/3843.

YOUR VOTE AND PROMPT RESPONSE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOUR PROMPT RESPONSE WILL SAVE YOUR COMPANY THE EXPENSES AND EXTRA WORK OF ADDITIONAL SOLICITATION.

By order of the Board of Directors
Bank of Granite Corporation



R. Scott Anderson
Chief Executive Officer and President

Granite Falls, North Carolina
April 15, 2011

Important Notice Regarding The Availability Of Proxy Materials For The Stockholders Meeting To Be Held On May 16, 2011:

The Proxy Statement and 2010 Annual Report on Form 10-K are also available at www.cfpproxy.com/3843.

Directions to
Bank of Granite Corporation's
Annual Meeting


To Granite Falls, Lenoir, Boone & points north
Hickory
321
70
Lenoir Rhyne Boulevard
To Winston-Salem, Greensboro, Statesville & points east
EXIT 125
40
To Asheville, Morganton & points west
321
To Charlotte, Lincolnton, Gastonia & points south
Crowne Plaza
(Formerly Holiday Inn - Select)
1385 Lenoir Rhyne Boulevard, S.E.

Directions to the Crowne Plaza in Hickory:

1. Take **Exit 125** from **Interstate 40**.
2. If exiting from **eastbound Interstate 40**, turn **right** onto **Lenoir Rhyne Boulevard**. If exiting from **westbound Interstate 40**, turn **left** onto **Lenoir Rhyne Boulevard**.
3. The **Crowne Plaza** will be **1 block** on the **left**.

If needed, telephone numbers are:

Bank of Granite in Hickory - **828 345-6800**
Crowne Plaza in Hickory - **828 323-1000**

Bank of Granite
---- CORPORATION ---

PROXY STATEMENT

SOLICITATION, VOTING AND REVOCABILITY OF PROXY

General

The accompanying Proxy is solicited by the Board of Directors of Bank of Granite Corporation (the "Company") for use at the Annual Meeting of Stockholders to be held on May 16, 2011, and any adjournment thereof. The time and place of the meeting is set forth in the accompanying Notice of Meeting. The approximate date on which this Proxy Statement and the accompanying Proxy are first being mailed or given to stockholders of the Company is April 15, 2011.

Copies of the Company's Annual Report on Form 10-K for 2010 are provided with this Proxy Statement and have been sent to each stockholder with this Proxy Statement. These documents are also available at www.cfpproxy.com/3843.

Solicitation

All expenses of preparing, printing, and mailing the Proxy and the cost of all material used in the solicitation thereof will be borne by the Company. In addition to the mailings, proxies may be solicited in person or by telephone by directors, officers, and other employees of the Company, none of whom will receive additional compensation for their services.

Revocability of Proxy

The accompanying Proxy is revocable at any time prior to its exercise by filing a written request with R. Scott Anderson, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630, by voting in person at the Annual Meeting, by presenting a duly executed proxy bearing a later date or by following instructions provided by a broker through which you hold your shares.

Voting Securities and Vote Required for Approval

Only the holders of record of common stock of the Company at the close of business on March 15, 2011 are entitled to receive notice of the Annual Meeting of Stockholders and to vote on such matters to come before the Annual Meeting or any adjournment thereof. At the close of business on March 15, 2011, the record date, the Company had 15,454,000 shares of common stock outstanding, par value $1.00 per share, which is the only class of stock outstanding.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of the Company entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting and any adjournment thereof.

Shares represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" will be counted in determining whether a quorum is present, but will not be counted as having voted for or against the proposal in question. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all proposals because the broker does not have discretionary voting authority on some types of proposals and has not received instructions from its client as how to vote on such proposals.

Cumulative voting is not permitted, and stockholders do not have dissenters' rights with respect to any of the matters to be considered.

Stockholders may designate a person or persons other than those named in the enclosed Proxy to vote their shares at the Annual Meeting or any adjournment thereof. In each case where a stockholder has appropriately specified how the Proxy is to be voted, the Proxy will be voted in accordance with his or her specifications. Executed but unmarked Proxies that are returned to the Company will be voted (1) in favor of the slate of directors set forth in Proposal 1 (Election of Directors), (2) in favor of Proposal 2 (Ratification of Dixon Hughes Goodman LLP as the Company's independent accountants) and (3) in favor of Proposal 3 (Amendment to Restated Certificate of Incorporation to Effect a Reverse Stock Split). As to any other matter or business that may be brought before the Annual Meeting, or any adjournment thereof, a vote will be cast pursuant to the accompanying Proxy as recommended by the Board of Directors or, if no recommendation is given, in accordance with the judgment of the person or persons voting the same. The Company's management and Board of Directors do not know of any other matter or business to be brought before the stockholders at the Annual Meeting.

Director nominees will be elected by a plurality of the votes cast. Plurality approval means that the seven (7) director nominees with the most votes will be elected. Proposal 2 (Ratification of Selection of Accountants) requires approval by a majority of the votes cast at the meeting. The affirmative vote of at least a majority of the outstanding shares of common stock is required for adoption of Proposal 3 (Amendment to Restated Certificate of Incorporation to Effect a Reverse Stock Split). **If your shares are held through a broker, it is important that you instruct your broker how to vote your shares on Proposal 3 using the instructions provided by your broker. If you do not instruct your broker how to vote your shares, it will have the same effect as a vote "AGAINST" Proposal 3.**

The Board of Directors unanimously recommends a vote in favor of Proposals 1, 2 and 3.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As of March 15, 2011, our records and other information available from outside sources indicated that the following stockholder was a beneficial owner of more than five percent (5%) of the outstanding shares of the Company's common stock. The information below is as reported in the stockholder's filings with the Securities and Exchange Commission. To our knowledge, no other individual stockholder or group (as such term is used in the Securities Exchange Act of 1934) of stockholders beneficially owned more than five percent (5%) of the Company's outstanding common stock on the record date.

	Amount and Nature of Beneficial Ownership	
	Common Stock	
Name and Address	Shares	Percent of Class
1. John A. Forlines, Jr. Revocable Trust (1) under Agreement dated January 15, 1992, as restated by Sixth Amendment dated June 15, 2010; and 2. John A. Forlines, III, as Successor Trustee of the trust and beneficially owns the shares in that capacity.	799,639	5.17%

Notes: (1) John A. Forlines, III, as Successor of the John A. Forlines, Jr. Revocable Trust reports sole voting and investment power with regard to 799,639 shares of common stock. This information is based on the Amended Schedule 13G/A dated April 6, 2011 filed with the Securities and Exchange Commission by John A. Forlines, Jr. Revocable Trust and reporting beneficial ownership as of December 31, 2010.

On the record date, the Company's common stock was owned by approximately 6,800 individuals and other entities, holding stock either as holders of record, holders of shares registered in street name or as beneficial owners.

CORPORATE GOVERNANCE

The Company and its Board of Directors remains committed to ethical business practices, transparency in financial reporting and effective corporate governance. We periodically compare our corporate governance practices with those of other companies, both in and out of our industry, as well as the requirements of the Sarbanes-Oxley Act of 2002 and The NASDAQ Capital Market in an effort to determine appropriate changes that serve to strengthen our corporate governance practices. Among the practices we believe add strength to our governance are the following:

General Practices

- High ethical standards have long been a priority for our directors, management and employees.
- Our directors, management and employees have agreed to abide by the Company's Ethics Policy.
- A substantial majority of our directors, six of the seven, meet the NASDAQ criteria for "independent" directors.
- Our nonemployee directors meet at least twice per year without management.
- Our nonemployee directors have responsibility for management succession.
- All loans to directors and their associates from the Company or its subsidiaries are approved by the Board of Directors and are made in compliance with the provisions of Federal Reserve Board Regulation O, specifically these loans are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with nonaffiliates and do not involve more than the normal risk of collectibility or present other unfavorable features. None of these loans are classified as non-accrual, restructured, or potential problem loans.
- All deposit, investment, fiduciary or other relationships with the Company or any of its subsidiaries by directors or other affiliates are conducted in the ordinary course of business on substantially the same terms and conditions as available to other nonaffiliated customers for comparable transactions of the subsidiary involved.
- Our directors annually review the Board's leadership structure and rationale to determine whether the same or separate persons serve as the Chief Executive Officer and Chairman of the Board of Directors. For several years we have had a separate Chief Executive Officer and Chairman.
- The Board, taking into account reports from its committees, has oversight of risk assessment including monitoring and managing liquidity, credit, market, operational, reputational and compliance risk.

Audit Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- At least one Committee member meets the Securities and Exchange Commission criteria for a "financial expert."
- The Committee reviews our financial statements with management and the independent auditors.
- The Committee makes inquiries of management as to the nature and management of significant risks inherent in our business activities.
- The Committee makes inquiries of management as to the nature of significant judgments made by management in the preparation of our financial statements.
- The Committee appoints, reviews and assesses the performance of our independent auditors.
- The Committee approves all audit and non-audit services (including the fees therefor) performed by our independent auditors.
- The Committee reviews and assesses the performance of our internal auditors.
- The Committee periodically meets in executive session with the independent auditors or selected members of management.

Nominating and Corporate Governance Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- The Committee makes recommendations to the Board regarding the size and composition of the Board.
- The Committee recommends to the Board director nominees to be presented for consideration by the stockholders, determining that each director nominee has the necessary qualifications and skills required to fulfill the current board directorship. Each candidate for election is nominated based on his or her professional experience, recognized achievement in his or her respective field, an ability to contribute to some aspect of the Company's business and the willingness to make the commitment of time and effort required of a director. Maturity of judgment and community leadership are important for members of the Board.
- The Committee assesses diversity based on experience, gender and race in identifying director nominees.
- The Committee reviews any legal proceedings involving any executive officer, director or director nominee during the past 10 years.
- The Committee reviews management succession plans with the Board and the Chief Executive Officer.
- The Committee develops and manages the self-evaluation process for the Board and each of its committees.
- The Committee develops and recommends to the Board minimum standards and qualifications for director nominees.

- The Committee reviews and recommends to the Board changes in the frequency, structure and content of Board meetings.
- The Committee reviews directors fees and other compensation to be paid to directors and advises the Compensation Committee on such matters.

Compensation Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- The Committee oversees our efforts to attract and retain executive management.
- The Committee monitors the competitiveness of our compensation arrangements with executive management.
- The Committee reviews our compensation arrangements with executive management and recommends such arrangements to the Board for approval, and administers oversight function regarding risk related to compensation arrangements.
- The Committee periodically reviews our stock-based compensation plans, recommends revisions to such plans or new plans to the Board and approves grants made under such plans.

DIRECTOR NOMINEES

Our Board of Directors is responsible for nominating members to the Board and for filling vacancies on the Board that may exist between annual meetings of our stockholders. The Board has delegated the initial screening process for director nominees to the Nominating and Corporate Governance Committee, which has established certain general qualifications for Board membership. Although a director nominee is not required to meet each of the qualifications (except to the extent required by our bylaws), the Nominating and Corporate Governance Committee and the Board believe that all nominees should possess the highest personal and professional ethics, integrity and values, as well as practical wisdom, mature judgment and a commitment to representing the long-term interests of our stockholders. In addition, nominees should possess expertise that is useful to us and that complements the background and experience of other Board members. Director nominees should also be willing and able to devote the appropriate amount of time to our business, including regular attendance at director meetings and attendance of our annual stockholder meeting. Nominees should not have any significant conflicts of interest. Pursuant to our bylaws, not less than 3/4 of our directors must be residents of the State of North Carolina at the time of their election to the Board; therefore, the Nominating and Corporate Governance Committee and the Board will take residency of nominees into account in their evaluation. Nominees should also be familiar with our market area. Also in accordance with our bylaws, no individual is eligible for election or re-election to the Board after his or her 72nd birthday; provided that any incumbent director may continue his or her then-current term following his or her 72nd birthday. A director may not serve as attorney for any other financial institution or bank or savings and loan holding company and may not be a member of the board of directors of any other financial institution or bank or savings and loan holding company. The Nominating and Corporate Governance Committee and the Board will apply these criteria when evaluating all director nominees, including current board members being considered for nomination for re-election.

When seeking candidates for director, the Nominating and Corporate Governance Committee may solicit suggestions from incumbent directors, management or others. Our Nominating and Corporate Governance Committee normally recommends and nominates individuals to serve as directors. However, stockholders may also nominate candidates for director, provided that such nominations are made in writing and are received at our executive offices by the required deadline. For the 2012 Annual Meeting of Stockholders, the deadline is January 16, 2012 (which is 90 days prior to the expected date of the 2011 Proxy Statement). Any nomination should be sent to the attention of the Company Secretary and must include, concerning the director nominee, the following information: full name, age, date of birth, educational background and business experience, including positions held for at least the preceding five years. The nomination must also include home and business addresses and telephone numbers and include a signed representation by the nominee to timely provide all information requested by us as part of our disclosure in regard to the solicitation of proxies for the election of directors. The name of each such candidate for director must be placed in nomination at the Annual Meeting by a stockholder present in person. The nominee must also be present in person at the meeting. A vote for a person who has not been duly nominated pursuant to these requirements is void.

The Nominating and Corporate Governance Committee's process for recommending Board candidates, whether such candidates were recommended by the Board or a shareholder, begins with a preliminary assessment of each candidate based on his or her resume and biographical information. Although the Committee does not have a formal diversity policy, the Committee considers the diversity of the nominees. Each individual's specific qualifications, experience, attributes and skills are evaluated against the criteria stated above and our needs at the time. After preliminary assessments, the candidates who appear best suited to fill vacancies may be invited to participate in a series of interviews, although incumbent directors will generally not be required to interview again. On the basis of information learned during this process, the Nominating and Corporate Governance Committee will determine which nominees to recommend to the Board. The Committee does not currently use the services of any third-party search firm to assist it in identifying or evaluating candidates.

Each of the nominees listed below has been identified as possessing good judgment, strength of character, and an independent mind, as well as a reputation for integrity and the highest personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board of Directors, giving the Board, as a whole, competence and experience in a wide variety of areas. Considering the small size of our Board, the Nominating and Corporate Governance Committee believes that the membership of the Board has a good level of diversity in terms of experience, gender and race.

STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

The Board provides a process for stockholders to send communications to the Board or any of the directors. Stockholders may send written communications to the Board or to any of the directors c/o R. Scott Anderson, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

ETHICS POLICY

We have adopted a written Ethics Policy that applies to all directors, officers and employees, including our chief executive officer and chief financial officer. The Ethics Policy is available on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance." Amendments or waivers to any provision of the Code of Conduct applicable to our directors or executive officers will be disclosed at the same location on our website. Copies are available, free of charge, upon written request to R. Scott Anderson, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Boards of Directors of the Company, our bank subsidiary, Bank of Granite (the "Bank"), and our mortgage bank subsidiary, Granite Mortgage, Inc., are composed of the same persons.

Our Board of Directors has determined that each of our 2010 director nominees, other than R. Scott Anderson, meets the current independence requirements under the listing standards of The NASDAQ Capital Market. The Board has also determined that each of the members of our Audit Committee is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934.

The Board based these determinations primarily on a review of the responses of our directors to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors.

During the fiscal year ended December 31, 2010, the Company's Board of Directors held 12 meetings, the Bank's Board held 12 meetings and Granite Mortgage's Board held 12 meetings. All members of the Company's Board attended 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings held by committees of the Board of which they are members. It is our policy that all of our directors attend the Annual Meeting of Stockholders. All of the nominees at the 2011 Annual Meeting of Stockholders attended the 2010 Annual Meeting.

Director compensation arrangements for 2011 have not yet been addressed by the Board of Directors and currently remain the same as 2010, as discussed in "Director Compensation" below. The Company's Board has standing audit, nominating and corporate governance, and compensation committees. The functions, composition and frequency of meetings for the audit, nominating and corporate governance, and compensation committees in fiscal year 2010 were as follows:

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE - The Nominating and Corporate Governance Committee is currently composed of independent directors Boyd C. Wilson, Jr., Chairman, John N. Bray, Leila N. Erwin, and Hugh R. Gaither. All members of the Committee are independent under the standards of The NASDAQ Capital Market. The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors with respect to nominees for election as directors. The Nominating and Corporate Governance Committee will consider stockholder nominees for Company Board membership. Any stockholder wishing to nominate a candidate for director must follow the procedures set forth in the section of this Proxy Statement entitled "Director Nominees." During 2010, the Nominating and Corporate Governance Committee held 1 meeting. A more complete description of the functions of the Nominating and Corporate Governance Committee is provided in the "Corporate Governance" section of the proxy statement and in the Committee's charter, which was approved by the Board on January 25, 2010, a copy of which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance."

COMPENSATION COMMITTEE - The Compensation Committee is currently composed solely of independent directors Hugh R. Gaither, Chairman, Joseph D. Crocker, Leila N. Erwin, and Paul M. Fleetwood, III. None of the members of the Compensation Committee is a current or former officer of the Company or any of its subsidiaries. The Compensation Committee annually reviews and recommends to the Board for approval the compensation of all of our executive officers and considers recommendations by our management regarding the granting of stock options. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees of its members. It also has the authority to engage outside consultants and advisors, including compensation consultants. No such consultants were engaged in 2010. The Compensation Committee reports annually to our stockholders regarding its role in the compensation discussion of this Proxy Statement. Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter approved by the Board of Directors on December 21, 2009, which can be viewed on our website at "www.bankofgranite.com under Investor Relations - Corporate Governance." The Compensation Committee held 2 meetings during 2010.

AUDIT COMMITTEE - The Audit Committee is currently composed solely of independent directors Paul M. Fleetwood, III, Chairman, Joseph D. Crocker, Hugh R. Gaither, and Boyd C. Wilson, Jr. The Audit Committee, whose members are neither officers nor employees of the Company or the Bank, includes among its responsibilities: the review of annual and interim financial statements and any related certifications, reports or opinions; the general oversight of the internal audit function; the review of external audit and regulatory examination findings; the selection, retention and performance of our independent accountants; the review of the integrity and adequacy of financial reporting processes; the review of the effectiveness of the internal and external audit processes; and the establishment and review of the adequacy of procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters. Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter, approved by the Board of Directors on December 21, 2009, which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance." The Board has determined that Mr. Wilson qualifies as an "audit committee financial expert" for purposes of the rules and regulations of the Securities and Exchange Commission, and that Mr. Wilson and all other members of the Audit Committee are independent directors under the independence requirements of The NASDAQ Capital Market and the Securities and Exchange Commission.

AUDIT COMMITTEE REPORT

In accordance with its written charter, which was amended by the Board of Directors on December 21, 2009, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. During 2010, the Audit Committee held 2 meetings. The Audit Committee Chair, as representative of the Audit Committee, discussed the interim financial information contained in each quarterly report with the Chief Financial Officer and independent auditors prior to the publication or filing of such quarterly report.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with the requirements of the Public Company Accounting Oversight Board, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of our internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in the auditing standards update for *The Auditor's Communication With Those Charged With Governance,* as adopted by the Public Company Accounting Oversight Board in AU Section 380, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed our audited financial statements as of and for the year ended December 31, 2010 with management and the independent auditors. Management has the responsibility for the preparation of our financial statements, and the independent auditors have the responsibility for the examination of those statements. Based on this review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the Securities and Exchange Commission. The Audit Committee also recommended the reappointment, subject to stockholder ratification, of the independent auditors, and the Board concurred in such recommendation.

The Audit Committee has considered whether the provision of non-audit services by its independent auditors is compatible with maintaining the auditor's independence and has concluded that the provision of such services does not interfere with the independence of our auditors.

Bank of Granite Corporation
Audit Committee of the Board of Directors
Paul M. Fleetwood, III, Chairman
Joseph D. Crocker
Hugh R. Gaither
Boyd C. Wilson, Jr., CPA

ELECTION OF DIRECTORS
(Proposal 1)

Seven directors are being considered for election at the Annual Meeting, each to hold office for one year or until a successor is elected and qualified. The Company's directors/nominees are shown below along with biographical summaries and a statement of beneficial ownership of common stock. The information is presented, unless otherwise indicated, as of March 15, 2011.

All of the nominees shown below have been previously elected as directors by the Company's stockholders and are currently serving on the Board of Directors.

All nominees have indicated that they are willing to serve as directors if elected. In the event a nominee becomes unwilling or unable to serve as director, which is not anticipated, the shares represented by proxy will be voted for the Board's substitute nominee.

The Board of Directors unanimously recommends that the stockholders elect the Nominees shown in the following table by voting FOR Proposal 1. Proxies cannot be voted for a greater number of persons than the number of named nominees.

DIRECTORS/NOMINEES AND NONDIRECTOR EXECUTIVE OFFICERS

Biographical summaries, including principal occupations during the last five years and other qualifications, of the Company's directors/nominees and executive officers are presented below.

NOMINEES

R. Scott Anderson was elected as Secretary of the Company and the Bank in July 2010. Mr. Anderson was elected as a director in April 2008 and was named Chief Executive Officer of the Company and the Bank in January 2008. He has served as President of the Company and the Bank since December 2006. Mr. Anderson also served as Chief Operating Officer of the Bank from May 2004 through January 2008. Prior to joining the Bank in May 2004, Mr. Anderson served as Commercial Banker from 2003 to 2004, Trust Division Manager from 2002 to 2003 and Regional President from 2001 to 2002 for RBC Centura Bank, one of the five largest banks headquartered in North Carolina, which later became RBC Bank. From 1997 to 2000, Mr. Anderson also served as President of Bank of Mecklenburg in Charlotte, North Carolina.

Mr. Anderson's extensive experience in the financial services industry and his understanding of the values, culture, relevant risks and opportunities facing the banking industry are especially valuable to the Company as it works through the current financial downturn. He is instrumental in building ties between businesses and local communities through his involvement with community-oriented organizations, such as the Catawba County Chamber of Commerce, Greater Hickory Cooperative Ministry, and United Arts Council of Catawba Valley. Mr. Anderson has also gained thorough knowledge of the Bank's markets from his experience in bank management, risk assessment, commercial loan underwriting, and lending.

John N. Bray is Chairman, Director and Chief Executive Officer of Vanguard Furniture, Incorporated, a furniture manufacturing company headquartered in Hickory, North Carolina, where he has served in such capacities since 1970. Mr. Bray has served as Chairman of the Boards of the Company and Bank since April 2009, and Vice Chairman of the Boards of the Company and the Bank from April 2007 until April 2009. He has served as a director of the Company and the Bank since 1992.

Mr. Bray's strong leadership and business development skills as a top executive are important contributions to our Board. He is heavily involved in the development and successful execution of the Company's mission, vision and strategic planning. His institutional knowledge and longstanding Board service have been valuable to the Company, and as Chairman he has been directly involved in decision making, corporate governance and risk assessment activities.

Joseph D. Crocker is Director of the Poor and Needy Division at Kate B. Reynolds Charitable Trust in Winston-Salem, North Carolina, where he has served in such capacity since May 2010. Mr. Crocker served as Assistant Secretary for Community Development at the North Carolina Department of Commerce in Raleigh, North Carolina, from 2009 to 2010. He served as Director of Operations of the Z. Smith Reynolds Foundation in Winston-Salem, North Carolina, from 2005 to 2009. Prior to 2005, Mr. Crocker was Senior Vice President and Community Affairs Manager for the Carolinas for Wachovia Bank, which was subsequently acquired by Wells Fargo Bank. Mr. Crocker has served as a director of the Company and the Bank since 2006.

Mr. Crocker's charitable and community-oriented organizational, risk management and oversight skills are beneficial to our Board's composition. In addition to his extensive governmental and community involvement, he also has experience in the banking industry and in financial reporting. Previous employment with the Z Smith Reynolds Foundation has given him a unique perspective on the partnership between various community and business organizations.

Leila N. Erwin has served as President of Morris Investment Company in Charlotte, North Carolina since 2001. Ms. Erwin also owns More Lace Gift Shop in Morganton, North Carolina, which she opened in 1988, and has served as a board member of the Community Foundation of Burke County since 2003. Ms. Erwin has served as a director of the Company and the Bank since 2005.

Ms. Erwin has developed entrepreneurial and business-building skills and experience as she has successfully founded and grown her own business. She is a long-time resident in the community we serve, and her service on volunteer boards and active role in community activities have given depth to our marketing and customer service capabilities. As a business owner and key executive, her strong leadership skills and oversight of financial reporting are valuable to our Board.

Paul M. Fleetwood, III is President of Corporate Management Services, Inc., a real estate management company, and Treasurer of Catawba Valley Building Supply, Inc., a retail supplier of building materials, both of Hickory, North Carolina, where he has served in such capacities since 1977. Mr. Fleetwood has served as a director of the Company and the Bank since 1998 and as Vice Chairman since April 2009.

Mr. Fleetwood has deep institutional knowledge of the Company's strengths, challenges and opportunities, and his former financial experience as a CPA has provided keen insight with respect to various accounting, budgeting and auditing matters. Serving as director of several private companies has added strength and diversity to his leadership and financial skills. He has been instrumental to the success of various projects and analytical assignments performed by our Board.

Hugh R. Gaither is President and Chief Executive Officer of Flagship Brands, LLC, a distributor of branded performance socks, headquartered in Conover, North Carolina, where he has served in such capacity since 2001. Mr. Gaither has served as a director of the Company and the Bank since 1997.

Mr. Gaither's executive management experience adds extensive leadership and corporate governance skills to our Board membership. His direct involvement in the supervision and evaluation of financial reporting is an asset to our Company. His strengths in strategic planning and risk management are essential to the success of our Company as we face the obstacles related to the economic conditions in our local markets.

Boyd C. Wilson, Jr., CPA is Executive Vice President of Broyhill Investments, Inc., an investment company located in Lenoir, North Carolina, where he has served in such capacity since 2005 and has served as a director since 2007. Mr. Wilson also serves as Vice President and Chief Financial Officer of BMC Fund, Inc., a regulated investment company located in Lenoir, North Carolina, where he has served in such capacity since 2006. From 2002 to 2005, Mr. Wilson served as Vice President of Finance and Administration of Kincaid Furniture Company, Incorporated, a furniture manufacturer located in Hudson, North Carolina. Mr. Wilson has served as a director of the Company and the Bank since 1996.

Mr. Wilson brings extensive financial services industry experience to the Board. He is a CPA and qualifies as the Company's "audit committee financial expert" under SEC guidelines. His experience includes supervising information management and financial staff as well as overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements. Mr. Wilson also has experience that is relevant to the understanding of accounting principles, internal controls for financial reporting, and audit committee functions.

NONDIRECTOR EXECUTIVE OFFICERS

Jerry A. Felts, CPA is Chief Operating Officer of the Company and the Bank, where he has served in such capacity since July 2008. He has also served as Chief Financial Officer of the Company and the Bank since July 2009. From 2001 to 2008, Mr. Felts provided consulting services and advice on internal audit matters to various companies, including the Bank. In 2001, Mr. Felts retired as Partner and Director of Financial Services from Ernst & Young, LLP, where he had served since 1968.

D. Mark Stephens is Senior Vice President and Chief Information Officer of the Bank, where he has served in such capacities since 1998. Mr. Stephens has also served as Operations Director of the Bank since May 2009.

STOCK OWNERSHIP OF DIRECTORS/NOMINEES AND EXECUTIVE OFFICERS

The number of shares of Company common stock shown below as beneficially owned by the directors/nominees, and executive officers are those owned as of March 15, 2011. Unless otherwise indicated, each director/nominee or executive officer has sole voting power (or shares such power with his or her spouse/child) with respect to the shares set forth in the following table. The source of information provided in the table is our stockholder records and inquiries to directors and officers.

Name of Director/Nominee or Nondirector Executive Officer	Age on Mar. 15, 2011	Director Since	Amount and Nature of Beneficial Ownership of Common Stock	Ownership as % of Common Stock
R. Scott Anderson Hickory, N.C.	55	2008	18,250 direct 2,100 indirect (1)	*
John N. Bray Conover, N.C.	69	1992	8,949 direct 1,835 indirect (1)	*
Joseph D. Crocker Winston-Salem, N.C.	58	2006	1,007 direct - indirect	*
Leila N. Erwin Morganton, N.C.	58	2005	5,695 direct 5,690 indirect (1)	*
Paul M. Fleetwood, III Hickory, N.C.	63	1998	171,000 direct - indirect	1.11%
Hugh R. Gaither Conover, N.C.	60	1997	749 direct - indirect	*
Boyd C. Wilson, Jr., CPA Lenoir, N.C.	58	1996	17,497 direct 12,590 indirect (1)	*
Jerry A. Felts Charlotte, N.C.	70	n/a	- direct - indirect	*
D. Mark Stephens Hickory, N.C.	53	n/a	4,337 direct 2,319 indirect (2)	*
Directors/Nominees and Nondirector Executive Officers as a Group (9 persons)			227,484 direct 24,534 indirect (1) (2)	1.63%

As of March 15, 2011, D. Mark Stephens had 3,125 shares of our common stock pledged as security.

Notes:
* Indicates beneficial ownership of less than 1%.
(1) Shares of stock indirectly owned include those held in their spouse's name, child's name, or by corporations controlled by such individuals.
(2) The indirect stock ownership consists of those shares of our common stock held in the Bank's "tax-qualified" retirement plans for the benefit of the executive officer, who has investment power, but no voting power, with regard to such shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation we paid for 2010 and 2009 to our principal executive officer and two other most highly compensated executive officers.

Name and Principal Position (a)	Year (b)	Salary (1) (c)	Bonus (2) (d)	Option Awards (f)	Non-Equity Incentive Plan Compensation (3) (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Compensation (4) (i)	Total (j)
R. Scott Anderson	2010	$ 225,000	$ -	$ -	$ -	$ -	$ -	$ 225,000
Chief Executive Officer, President and Secretary of the Company and the Bank	2009	225,000	-	-	-	-	-	225,000
Jerry A. Felts	2010	$ 300,000	$ 70,000	$ -	$ -	$ -	$ 19,801	$ 389,801
Chief Operating Officer and Chief Financial Officer of the Company and the Bank	2009	265,000	-	-	-	-	21,046	286,046
D. Mark Stephens	2010	$ 160,000	$ -	$ -	$ -	$ -	$ 40,068	$ 200,068
Senior Vice President, Chief Information Officer and Operations Director of the Bank	2009	145,000	-	-	-	-	125,000	270,000

Notes: (1) This amount was paid to Mr. Felts pursuant to a consulting agreement to pay him $150 per hour, not to exceed $25,000 per month, plus reimbursement for out-of-pocket business related expenses.

(2) Supplemental one-time payment for additional duties for Mr. Felts for 2010.

(3) There were no bonuses paid in 2010 or 2009 pursuant to our annual incentive bonus plan.

(4) The total incremental cost to us of the perquisites that we provided to the executive officers was less than $10,000 for each officer, except for Mr. Felts, who received $19,801 and $21,046 for 2010 and 2009, respectively, for travel between his home in Charlotte, North Carolina and our offices. Mr. Stephens received a special retention award of $40,068 and $125,000 during 2010 and 2009, respectively, pursuant to an agreement in which he terminated his rights in the Salary Continuation Plan described below.

Profit-Sharing SERP

Under this plan, we make profit-sharing contributions based on cash compensation above the federal tax code limits that apply to our tax-qualified profit sharing plan. Each employee of the Bank whose cash compensation for a particular year exceeds those federal tax code limits automatically participates in the Profit-Sharing SERP for that year. There were no profit-sharing contributions during 2010 or 2009; therefore, no employees participated in the Profit-Sharing SERP for either of these years.

Each participant's Profit-Sharing SERP account earns interest, compounded monthly, at an interest rate as those prevailing at the same time for comparable transactions with nonaffiliates.

A participant generally may not receive any portion of his Profit-Sharing SERP account prior to terminating employment with us. Upon a participant's termination, we will distribute his account to him, or begin distributing it, if he is at least 65, or if he is at least 50 and has six years of service. We will also begin distributions if the participant terminates because of a permanent disability. Otherwise, we will not make any distributions of the participant's account until he turns 65. In 2008, we amended the agreements to comply with federal tax rules so that they provide for a fixed payment date or schedule for each participant.

Grant of Plan-Based Awards

Due to economic circumstances and our operating performance during 2010 and 2009, we did not pay any bonuses to the named executive officers under our incentive bonus plan for 2010 or 2009.

Outstanding Equity Awards at Fiscal Year-end

There were no outstanding stock options held by our named executive officers at the end of 2010, and no stock options were granted to these officers during 2010.

Option Exercises and Stock Vested

None of our named executive officers exercised options in 2010, and we have not granted any stock awards.

Salary Continuation Plan

We provide a non-tax-qualified supplemental retirement plan for our officers who are employees of the bank. We call this plan, which was amended in 2008, the officers' "Salary Continuation Plan" or "officers' SERP." The Plan was revised November 1, 2009. In accordance with the plan guidelines, the Company froze the benefits of the active participants as of the revised date. Each active participant's benefit was determined based on earned credit and vesting. Each active participant's account will accrete at a discount rate defined in the Plan, that is determined annually, until normal retirement (age 65). The Chief Executive Officer and President is the only executive officer currently participating in this plan. Each participant's annual benefit upon retirement or another qualifying event will be a defined amount. Upon the participant's "Disability" or "Early Termination of Service," as defined by the plan, the Bank shall pay the participant a lump sum amount equal to the vested percentage of the participant's "Accumulated Benefit Obligation" as of the date of the participant's disability or early termination of service, payable 30 days following the separation of service. The death benefit provided under the plan will end at any termination of service.

Potential Payments Upon Termination or Change of Control

This section contains information about agreements that provide for compensation to our named executive officers in connection with their termination.

Change of Control Agreements

We are party to change of control agreements with each of our named executive officers except Mr. Felts. The purpose of these agreements is to encourage the officers to carry out their duties in the event of a possible change in the control of our Company or the Bank.

The agreements are not ordinary employment agreements. Unless there is a change of control (as defined in the agreements), they do not provide any assurance of continued employment, or any severance. The change of control agreements have an initial term of three years and can be renewed for an additional three-year term. Because the officer must leave the Company before becoming entitled to these payments and benefits, the agreement has a "double trigger" - the first trigger is the change of control, and the second trigger is either the termination by the Company other than for "cause" or termination by the executive officer for "good reason." The requirement of the second trigger provides the incentive for the officer to stay with us in the event of a change of control.

Under these agreements, any of the following events would be a "change of control":

- any person, entity or group becoming the beneficial owner of 50% or more of any class of voting securities of our company or the bank, or otherwise acquiring control of the election of a majority of our directors or the bank's directors;

- a corporate transaction, such as a merger, of our company or the bank after which our company or the bank is not the surviving corporation and our existing stockholders, or those of the bank, own less than a majority of the voting securities of the surviving entity; or

- the sale or other transfer of all or substantially all of our assets or the bank's assets to any person, entity or group.

Each agreement generally provides for the officer's employment to continue for a specified period of time following the change of control. The specified employment continuation periods for the named executive officers who have entered into the agreements are as follows:

Anderson	3 years
Felts	N/A
Stephens	2 years

If we or our successor terminated the employment of any of these officers during his continuation period, other than for "cause," or he voluntarily terminated his employment under circumstances that qualify as a "separation from service" (in each case as defined in the agreement), the officer would be entitled to payments and benefits as set out in his agreement. He also would be entitled to these payments and benefits if he were terminated, other than for "cause," and we or the bank agreed to or completed a change of control within six months after his termination.

In each case, we would owe the officer the following payments and benefits:

- A specified multiple of his annual base salary. The multiples for the named executive officers are:

Anderson	3
Felts	N/A
Stephens	2

- The same multiple of his average incentive bonus for the prior three years.
- Continuation of all benefits for a specified number of years, or the cash equivalent. The number of years in each case is the same as the officer's multiple. The benefits to be continued (or cashed out) include vacation and personal leave; participation and vesting in stock option plans, profit sharing and supplemental retirement benefit plans; medical, disability, life and accident coverage; and payment of continuing education and other professional fees.

However, any payments that would be considered "parachute payments" under the federal tax code would be modified or reduced to the extent necessary to avoid a federal excise tax on the officer or the disallowance of our federal income tax deduction.

Each officer also would be entitled to reimbursement of any fees and expenses incurred to successfully enforce the terms of his agreement with us.

The following table estimates the total amounts we would owe the named executive officers under these agreements if there had been a change in control, and they had been terminated, on December 31, 2010.

Name	Salary continuation	Bonus continuation	Continuation of Benefits	Total
R. Scott Anderson	$ 675,000	$ -	$ 73,293	$ 748,293
Jerry A. Felts	N/A	N/A	N/A	N/A
D. Mark Stephens	$ 320,000	$ -	$ 12,482	$ 332,482

The agreements currently permit the officers to choose whether to receive these payments in a lump sum or a fixed number of equal monthly payments (24 for Mr. Stephens and 36 for Mr. Anderson).

Officers' Salary Continuation Plan

Change of control benefit

If a participant in our officers' SERP were terminated without "cause" (as defined in the agreement), or voluntarily resigned, within two years after a change of the control of the bank, the officer would receive 100% of his benefits under the officers' SERP. Distribution of the benefit would commence 30 days following a separation from service and would be payable as a single lump sum.

As a participant in the officers' Salary Continuation Plan, any of the following events would be a "change of control" for Mr. Anderson:

- acquisition by a person or group of more than 50% of the value or voting power of the company's stock;
- acquisition of 35% or more of the company's stock by a person or group; or
- acquisition of substantially all of the Company's or Bank's assets by an unrelated entity.

We believe the actuarial present value of the total benefits an officer would receive under the plan in the event of termination (other than for cause) after a change of control is approximately the same as he would receive in the event of termination (other than for cause) with no change of control. For those amounts, see " - Salary Continuation Plan," above.

Death benefit

As of December 31, 2010, we provided a death benefit under the officers' Salary Continuation Plan that is payable to each participant's designated beneficiary or estate in the event the participant dies while actively employed by the Bank on a full-time basis. For each of the named executive officers participating in the Plan, the death benefit would have been the amount equal to the benefit available upon normal retirement, as defined in the officers' participation agreement. The total death benefit payments that we would have owed had these officers died on December 31, 2010 are as follows:

Anderson	$ 146,452
Felts	N/A
Stephens	N/A

During 2009, we replaced the Endorsement Method Split Dollar Plan Agreement set forth in the officers' Salary Continuation Plan with a separate group term life insurance agreement for the officers participating in the officers' Salary Continuation Plan at the time of the replacement. Under each of these agreements, upon the officer's death, the officer's beneficiary will receive two times the officer's base salary. These agreements will be discontinued when an officer terminates employment. If the named executive officers had died on December 31, 2010, we estimate that we would have owed them the following amounts (each of which is equal to two times the officer's 2010 salary).

Anderson	$ 450,000
Felts	N/A
Stephens	$ 320,000

Disability benefit

We also provide disability benefits under the officers' Salary Continuation Plan. If a participant's employment is terminated due to a disability, we would pay him a lump sum distribution for an amount equal to the vested percentage of the Accumulated Benefit Obligation, as defined by the plan, as of the date of his disability.

DIRECTOR COMPENSATION

In 2010, we paid each of our nonemployee directors the following compensation:

- An annual retainer of $11,250, payable in quarterly installments of $2,812.50, to the Chairman; an annual retainer of $10,500, payable in quarterly installments of $2,625, to the Vice Chairman; and an annual retainer of $7,500, payable in quarterly installments of $1,875, to the other directors.
- A fee of $750 per board meeting chaired and $375 for each Board meeting attended, payable quarterly.
- A fee of $187.50 for each Board committee meeting attended ($300 for the committee chair), payable quarterly.

Directors who are also our employees do not receive any additional compensation for their service as directors, including for their service as directors of our subsidiaries.

The following table shows the total compensation we paid our nonemployee directors in 2010 for their service on the Company's Board, the Bank's Board, and Granite Mortgage's Board.

Name (a)	Fees Earned or Paid in Cash in 2010 (b)
John N. Bray, Chairman	$ 27,038
Joseph D. Crocker	$ 14,250
Leila N. Erwin	$ 13,500
Paul M. Fleetwood, III, Vice Chairman	$ 21,863
Hugh R. Gaither	$ 15,038
James Y. Preston (1)	$ 4,563
Boyd C. Wilson, Jr., CPA	$ 17,588

The only director compensation in 2010 was from fees earned or paid in cash.

(1) Mr. Preston had 5,448 options outstanding and exercisable as of December 31, 2010, with expiration dates in 2011 and exercise prices ranging from $5.74 to $8.77. These options were granted to Mr. Preston when he was chairman of First Commerce Corporation, which we acquired in 2003. Mr. Preston was not eligible for re-election on April 26, 2010, due to the age requirement.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

Our Board of Directors generally reviews related party transactions, although we have not historically had formalized policies and procedures regarding the approval of related party transactions, except in connection with banking transactions. We have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions available to borrowers not related to the lender; and these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. Loans made to officers and directors are in compliance with federal banking regulations and therefore are exempt from insider loan prohibitions included in the Sarbanes-Oxley Act of 2002. Prior approval by a majority of the Board of Directors is required for extensions of credit to officers and directors if the credit, when aggregated with the amounts of all other extensions of credit to that person and to all related interests of that person, (i) exceeds the higher of $25,000 or 5% of the bank's unimpaired capital and unimpaired surplus; or (ii) exceeds $500,000. In addition, the aggregate amount outstanding to an executive officer cannot exceed the higher of 2.5% of the Bank's unimpaired capital and unimpaired surplus up to $100,000, excluding financing for first lien on residence or children's education. Our practice has been to obtain prior Board of Directors' approval for all extensions of credit to officers and directors. Officers and directors cannot vote, and cannot directly or indirectly influence the voting for their extensions of credit. During 2010 and 2009, director, Paul Fleetwood had transactions exceeding $120,000 in the ordinary course of business with the Bank. Also during 2010, director, Hugh Gaither had transactions exceeding $120,000 in the ordinary course of business. These transactions involved loans to such persons that were made in the ordinary course of business on substantially the same terms, with respect to interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than normal risk of collectibility or other unfavorable features. These loans are not on a nonaccrual status or otherwise impaired.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission initial reports of ownership of our common stock and reports of changes in ownership. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the Section 16(a) reports furnished to us, all Section 16(a) filings required of our directors and executive officers for 2010 were made, to our knowledge and belief, in a timely manner.

RATIFICATION OF SELECTION OF ACCOUNTANTS
(Proposal 2)

The Audit Committee has selected the firm of Dixon Hughes Goodman LLP as independent Certified Public Accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2011. The firm is to report on the Company's consolidated balance sheets, and related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity, and to perform such other appropriate accounting services as may be required by the Board of Directors. It is expected that representatives of Dixon Hughes Goodman LLP, who also served as the Company's accounting firm for the 2010 audit, will be present at the Annual Meeting. They will be provided with an opportunity to make a statement if they desire to do so and to answer appropriate questions which may be raised at the meeting. Dixon Hughes PLLC changed its name to Dixon Hughes Goodman LLP on April 1, 2011, in connection with the merger with Goodman & Company LLP.

The following table summarizes the aggregate fees billed to the Company by Dixon Hughes PLLC for each of the past two years:

	2010	2009
Audit fees (a)	**$ 301,500**	$ 308,000
Audit-related fees (b)	**17,000**	15,000
Tax fees (c)	**37,365**	34,500
Total	**$ 355,865**	$ 357,500

(a) Fees for audit services billed in 2010 and 2009 consisted of:
- Audit of the Company's annual financial statements.
- Assessment of internal control.
- Reviews of the Company's quarterly financial statements.
- Consents and other services related to SEC matters

(b) Fees for audit-related services billed in 2010 and 2009 consisted of:
- Employee benefit plans and statutory audits.

(c) Fees for tax services billed in 2010 and 2009 consisted of:
- Tax compliance services, which are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:
  i. Federal and state income tax return assistance
  ii. Review of quarterly estimated tax payments
  iii. Property tax return assistance

In considering the nature of the services provided by Dixon Hughes PLLC , the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Dixon Hughes PLLC and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the Public Company Accounting Oversight Board.

Pre-Approval

All of the services performed by Dixon Hughes PLLC in 2010 were pre-approved in accordance with the pre-approval policies and procedures adopted by the Audit Committee at its March 26, 2010 meeting. The policy describes the permitted audit, audit-related, and tax/other services that the independent auditor may perform and requires pre-approval for these services.

The Board of Directors unanimously recommends that the stockholders ratify the appointment of Dixon Hughes Goodman LLP as the Company's independent certified public accountants for the year ending December 31, 2011 by voting FOR Proposal 2. In the event that the stockholders do not ratify the appointment of Dixon Hughes Goodman LLP, then the Audit Committee will reconsider the appointment.

APPROVAL OF AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT (Proposal 3)

Overview

Our stockholders are being asked to authorize the Board of Directors, in its discretion at any time prior to September 19, 2011, to amend our Restated Certificate of Incorporation to effect a one-for-ten reverse stock split of all of the issued and outstanding shares of our common stock and to fix the number of authorized shares of common stock at 2,500,000, on a post-split basis. The text of the proposed amendment is attached to this proxy statement as Appendix A and is referred to as the "reverse split amendment."

If approved by our stockholders and implemented by the Board of Directors, the proposed one-for-ten reverse stock split would become effective upon the filing of the reverse split amendment with the Secretary of State of the State of Delaware. Upon the filing of the reverse split amendment:

- each outstanding share of our common stock would automatically become one-tenth of a share of common stock;
- the number of shares of common stock subject to our outstanding options, restricted stock units and warrants and the number of shares reserved for future issuances under our stock plans will be reduced by a factor of ten; and
- the number of authorized shares of common stock under our Restated Certificate of Incorporation would be fixed at 2,500,000.

Except for adjustments that may result form the treatment of fractional shares, as described below, each stockholder will hold the same percentage of our outstanding common stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split.

The Board of Directors has adopted a resolution declaring the advisability of the reverse stock split, approving the reverse split amendment and directing that such amendment be presented to the stockholders for approval. The Board of Directors reserves the right, even after stockholder approval, to forego or postpone the filing of the reverse split amendment if it determines that it is not in the best interests of the Company and our stockholders.

Reasons for the Reverse Split

The reverse stock split may be necessary to maintain the listing of our common stock on The NASDAQ Capital Market.

On September 22, 2010, The NASDAQ Stock Market notified the Company that it did not meet the minimum bid price of $1.00 per share required for continued listing on The NASDAQ Global Select Market. Under NASDAQ Listing Rules, the Company was given a 180-day grace period until March 21, 2011 to regain compliance with the minimum closing bid price requirement.

Prior to the expiration of the initial 180-day grace period, the Company applied to transfer the listing of its common stock from The NASDAQ Global Select Market to The NASDAQ Capital Market. Upon the transfer of its listing to The NASDAQ Capital Market, the Company became eligible for an additional 180-day period expiring on September 19, 2011 to regain compliance with the minimum bid price requirement. The NASDAQ Stock Market approved the transfer to The NASDAQ Capital Market on the condition that the Company agree to effect a reverse stock split by September 19, 2011, should it become necessary to do so to meet the minimum $1.00 bid price per share requirement.

Effects of Reverse Stock Split

If the reverse split amendment for the proposed one-for-ten reverse stock split is approved at the Annual Meeting and the Board of Directors elects to effect the proposed one-for-ten reverse stock split, each share of our common stock outstanding immediately prior to the filing of the reverse split amendment would automatically be changed into one-tenth of a share of common stock. In addition, the number of shares of common stock subject to outstanding options, restricted stock units and warrants issued by us and the number of shares reserved for future issuance under our stock plans, will be reduced by a factor of ten. No fractional shares of common stock will be issued in connection with the proposed reverse stock split. Holders of common stock who would otherwise receive a fractional share of common stock pursuant to the reverse stock split will receive cash in lieu of the fractional share as explained more fully below.

The reverse stock split will affect all stockholders uniformly and will not affect any stockholder's percentage ownership, except to the extent that the reverse stock split results in any stockholders receiving cash in lieu of fractional shares. The reverse stock split would, however, increase the number of stockholders who own "odd lots" of less than 100 shares of our common stock. Brokerage commissions and other costs of transactions in odd lots may be higher, particularly on a per-share basis, than the costs of transactions in even multiples of 100 shares.

Stockholders have no dissenters' rights under Delaware law or our Restated Certificate of Incorporation with respect to the reverse stock split.

Cash Payment in Lieu of Fractional Shares

No scrip or fractional shares would be issued if, as a result of the reverse stock split, a registered stockholder would otherwise become entitled to a fractional share. Instead, the Company would pay to the registered stockholder, in cash, the value of any fractional share interest arising from the reverse stock split. The cash payment would equal the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of the common stock as reported on The NASDAQ Capital Market, as of the effective date. No transaction costs would be assessed to stockholders for the cash payment. Stockholders would not be entitled to receive interest for the period of time between the effective date of the reverse stock split and the date payment is made for their fractional shares.

After the reverse stock split, then current stockholders would have no further interest in the Company with respect to their fractional shares. A person otherwise entitled to a fractional share interest would not have any voting, dividend or other rights in respect of their fractional interest except to receive the cash payment as described above. Such cash payments would reduce the number of post-split stockholders to the extent that there are stockholders holding fewer than ten pre-split shares.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where the Company is domiciled and where the funds for fractional shares would be deposited, sums due to stockholders in payment for fractional shares that are not timely claimed after the effective time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Exchange of Stock Certificates

As soon as practicable after the effective date, stockholders will be notified that the reverse split has been effected. The Company's transfer agent will act as "exchange agent" for purposes of implementing the exchange of stock certificates. If any of your shares are held in certificate form, you will receive a letter of transmittal from the Company's exchange agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-split shares to the exchange agent. Upon receipt of your properly completed and executed letter of transmittal and your stock certificate(s), you will be issued the appropriate number of shares in certificate form.

Stockholders should not destroy any pre-split certificate and should not submit any certificates until they are requested to do so.

Material U.S. Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax consequences of the reverse stock split. This discussion is included for general information purposes only and does not purport to address all aspects of U.S. federal income tax law that may be relevant to stockholders in light of their particular circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and current Treasury Regulations, administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

All stockholders are urged to consult with their own tax advisors with respect to the tax consequences of the reverse stock split. This discussion does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, partnerships, nonresident alien individuals, broker-dealers and tax-exempt entities. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse stock split shares will be, held as a "capital asset," as defined in Section 1221 of the Code.

As used herein, the term "U.S. holder" means a holder that is, for U.S. federal income tax purposes:

- a citizen or resident of the United States;
- a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to U.S. federal income tax regardless of its source;
- or a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more "U.S. persons" (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect to be treated as a U.S. person.

Other than as a result of the cash payments for fractional shares discussed above, no gain or loss should be recognized by a stockholder upon the exchange of pre-reverse stock split shares for post-reverse stock split shares. The aggregate tax basis of the post-reverse stock split shares will be the same as the aggregate tax basis of the pre-reverse stock split shares exchanged in the reverse stock split, reduced by any amount allocable to a fractional share for which cash is received. A stockholder's holding period in the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares exchanged in the reverse stock split.

In general, the receipt of cash by a U.S. holder instead of a fractional share will result in a taxable gain or loss to such holder for U.S. federal income tax purposes. The amount of the taxable gain or loss to the U.S. holder will be determined based upon the difference between the amount of cash received by such holder and the portion of the basis of the pre-reverse stock split shares allocable to such fractional interest. The gain or loss recognized will constitute capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than one year as of the effective date of the reverse stock split.

A non-corporate stockholder may be subject to backup withholding at a 28% rate on cash payments received pursuant to the reverse stock split unless such stockholder provides a correct taxpayer identification number to his or her broker or to us and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional U.S. federal income tax. Rather, any amount withheld under these rules will be creditable against the stockholder's U.S. federal income tax liability, provided the required information is furnished timely to the Internal Revenue Service.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder's own tax advisor with respect to the tax consequences of the reverse stock split.

Board Discretion to Implement the Reverse Stock Split

If the proposed reverse split amendment for the one-for-ten reverse stock split is approved at the Annual Meeting, the Board of Directors may, in its sole discretion, at any time prior to September 19, 2011, authorize the one-for-ten reverse stock split and file the reverse split amendment with the Secretary of State of the State of Delaware. The determination by the Board of Directors will be based on various factors, including existing and expected trading prices for our common stock. Notwithstanding the approval by the stockholders of the reverse split amendment at the Annual Meeting, the Board of Directors may, in its sole discretion, determine not to implement the one-for-ten reverse stock split. If the Board of Directors does not implement the one-for-ten reverse stock split before September 19, 2011, the authorization provided to the Board of Directors at this Annual Meeting to effect a one-for-ten reverse stock split will no longer have any effect. In any such event, the Board of Directors would need to seek stockholder approval again at a future date for a reverse stock split if it deems a reverse stock split to be advisable at that time.

The Board of Directors unanimously recommends a vote for the approval of Proposal 3 to amend our Restated Certificate of Incorporation to grant authority to the Board of Directors to effect a reverse stock split.

IF YOUR SHARES ARE HELD THROUGH A BROKER, PLEASE PROVIDE YOUR BROKER WITH SPECIFIC INSTRUCTIONS AS TO YOUR VOTE ON PROPOSAL 3. YOUR BROKER IS NOT PERMITTED TO VOTE ON PROPOSAL 3 IN THE ABSENCE OF YOUR SPECIFIC INSTRUCTIONS, AND A BROKER NON-VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST PROPOSAL 3.

PROPOSALS FOR 2012 ANNUAL MEETING OF STOCKHOLDERS

From time to time, individual stockholders may wish to submit proposals which they believe should be voted upon by our stockholders. The Securities and Exchange Commission has adopted regulations which govern the inclusion of such proposals in our annual proxy materials. No such proposals were submitted for the 2011 Annual Meeting. Stockholder proposals intended to be presented at the 2012 Annual Meeting of Stockholders must be received by the Secretary of the Company at our executive office, 23 North Main Street, P.O. Box 128, Granite Falls, North Carolina 28630 no later than December 16, 2011 in order to be eligible for inclusion in our Proxy Ballot and Proxy Statement for the 2012 Annual Meeting.

OTHER BUSINESS

Our management knows of no other business to be presented at the Annual Meeting. If other matters should properly come before the meeting or any adjournment thereof, a vote may be cast pursuant to the accompanying Proxy in accordance with the judgment of the person or persons voting the same.

All stockholders are invited to attend our Annual Meeting of Stockholders on May 16, 2011 at 10:30 a.m., at the Crowne Plaza, 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina. At the meeting you may vote your shares in person. Even if you plan to attend, however, please sign and return your Proxy promptly. A Proxy may be revoked at any time before it is voted, and the giving of a Proxy will not affect the right of a stockholder to attend the meeting and vote in person.

By Order of the Board of Directors
Bank of Granite Corporation



R. SCOTT ANDERSON
Secretary

Granite Falls, North Carolina
April 15, 2011

APPENDIX A

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
BANK OF GRANITE CORPORATION

Bank of Granite Corporation, a corporation organized and existing under the General Corporation Laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Bank of Granite Corporation. The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was January 30, 1987.

2. That at a meeting of the Board of Directors of Bank of Granite Corporation, resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of Bank of Granite Corporation, declaring such amendment to be advisable and directing that such amendment be considered at the next annual meeting of the stockholders of Bank of Granite Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of Bank of Granite Corporation be amended by restating Article 4 in its entirety to read as follows:

> "Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten shares of the corporation's common stock, par value $1.00 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of common stock, par value $1.00 per share, of the corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of common stock shall be entitled to receive cash for such holder's fractional share based upon the closing sales price of the corporation's common stock as reported on The NASDAQ Capital Market, as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.
>
> The corporation is authorized to issue 2,500,000 shares of common stock with a par value of $1.00 per share."

3. That thereafter, pursuant to the resolution of the Board of Directors, the annual meeting of the stockholders of Bank of Granite Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by the Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware were voted in favor of the foregoing amendment.

4. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Bank of Granite Corporation has caused this Certificate of Amendment to be signed this __________ day of ____________, 2011.

BANK OF GRANITE CORPORATION

By: ______________________________
Name: ____________________________
Title: _____________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2010**

Commission file number **0-15956**

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

Delaware	**56-1550545**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 128, Granite Falls, N.C.	**28630**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	**(828) 496-2000**

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	Name of each exchange on which registered
Common Stock, $1.00 Par Value Per Share	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of March 15, 2011, 15,454,000 shares of common stock, $1.00 par value, were outstanding. As of June 30, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $17,473,000 based on the closing sales price as reported on The NASDAQ Global Select Market.

DOCUMENTS INCORPORATED BY REFERENCE

PART III: Portions of the Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2011 Annual Meeting of Stockholders.

Exhibit Index begins on page III-69

FORM 10-K TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The discussions included in this annual report contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the financial success or changing conditions or strategies of the Company's customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, failure to comply with regulatory orders, and general economic conditions.

PART I

ITEM 1 - BUSINESS

Bank of Granite Corporation (the "Company") is a Delaware corporation that was organized June 1, 1987 as a bank holding company. The Company's only businesses are the ownership and operation of Bank of Granite (the "Bank"), a state bank chartered under the laws of North Carolina on August 2, 1906, and Granite Mortgage, Inc. ("Granite Mortgage"), a mortgage bank chartered under the laws of North Carolina on June 24, 1985. Granite Mortgage ceased mortgage originations during 2009, and its current activity is related to the resolution of residual assets and settling existing contractual obligations.

We conduct our community banking business operations from 20 full-service offices located in Burke, Caldwell, Catawba, Forsyth, Iredell, Mecklenburg, Watauga, and Wilkes counties in North Carolina. According to the Federal Deposit Insurance Corporation (the "FDIC"), as of December 31, 2010, the Bank ranked 21st in assets and 17th in deposits among North Carolina banking institutions.

GENERAL BUSINESS

The Bank's principal community banking activities include the taking of demand and time deposits and the making of loans, secured and unsecured, to individuals, associations, partnerships and corporations. The majority of the Bank's customers are individuals and small businesses. No material part of its business is dependent upon a single customer or a few customers whose loss would have a material adverse effect on the business of the Bank. No material portion of the business of the Bank is seasonal.

GENERAL DESCRIPTION OF MARKET AREAS

We conduct our community banking operations primarily in eight counties in the western part of North Carolina. The three counties we served prior to 2003 (Caldwell, Catawba and Burke) were historically known as a center for the manufacture of fiber optic and coaxial cable, furniture, and apparel. When the economy began to weaken in 2001, there were massive layoffs in these industries, and these counties were significantly impacted with a sudden rise in their unemployment rates.

Since 2003, we have expanded our market area by opening branch offices in counties where the local economies had been more diversified and growing. In 2003, we opened new offices in Watauga County (Boone), Wilkes County (Wilkesboro), and Mecklenburg County (Matthews), and acquired First Commerce Bank and its three banking offices in Mecklenburg County (Charlotte and Cornelius). We opened banking offices in Forsyth County (Winston-Salem) in 2004 and in Iredell County (Statesville) in 2006.

Since 2008, economic conditions in our market area declined significantly, as they have in the U.S. in general. These economic difficulties negatively affected many of the Company's customers, including businesses and individuals. Unemployment rates in our market area increased significantly during 2009 and 2010. Our operations are significantly influenced by economic conditions in our market area, including the state of the real estate market.

TERRITORY SERVED AND COMPETITION

Commercial banking in North Carolina is extremely competitive in large part due to a long history of statewide branching. We compete in our market area with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than us and are also able to provide more services and make greater use of media advertising.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. We believe that our primary competitive advantages are our strong local identity and affiliation with the community and our emphasis on providing specialized services to small and medium-sized business enterprises, as well as professional and upper-income individuals. We are locally managed and are able to make credit and other decisions in a manner that has a direct bearing on faster service and more efficiently obtained credit. We offer customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We also rely on goodwill and referrals from shareholders and satisfied customers, as well as traditional newspaper and radio media to attract new customers. To enhance a positive image in the community, we support and participate in local events, and our officers and directors serve on boards of civic and charitable organizations.

Our community banking operations are required to compete based on rates in order to conduct loan business in each of our markets. Our community bank also competes for deposits in each of its markets. However, we believe that our focus on and commitment to providing superior customer service is what distinguishes us from our competitors.

EMPLOYEES

As of December 31, 2010, the Bank had 195 full-time equivalent employees. The Bank considers its relationship with its employees to be excellent.

SUPERVISION AND REGULATION

The Company is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

The Bank Holding Company Act

Our Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is required to register as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"). A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval prior to acquiring, directly or indirectly, more than 5% of the voting stock of any bank, unless it already owns a majority of the voting stock of such bank. Furthermore, a bank holding company must engage, with limited exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. One of the exceptions to this prohibition is the ownership of shares of a company the activities of which the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

State Law

Our Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks (the "Commissioner"). The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina - chartered banks to assure compliance with state banking statutes and regulations, and the Bank is required to make regular reports to the Commissioner describing in detail its resources, assets, liabilities and financial condition. Among other things, the Commissioner regulates mergers and acquisitions of state - chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

Deposit Insurance

As a member institution of the Federal Deposit Insurance Corporation ("FDIC"), the Bank's deposits are insured up to a maximum of $250,000 per depositor through the deposit insurance fund ("DIF"), administered by the FDIC. An increase in basic federal deposit insurance coverage from $100,000 to $250,000 per depositor became effective on October 3, 2008, as part of the Emergency Economic Stabilization Act of 2008.

On July 21, 2010, President Barack Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, which, in part, permanently raises the current standard maximum deposit insurance amount (SMDIA) to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

On November 9, 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The unlimited insurance coverage is available to all depositors, including consumers, businesses, and government entities. This unlimited insurance coverage is separate from, and in addition to, the insurance coverage provided to a depositor's other deposit accounts held at an FDIC-insured institution.

Each member institution is required to pay quarterly deposit insurance premium assessments to the FDIC. During 2009, a large number of bank failures put pressure on the DIF. In an effort to replenish the DIF, the FDIC implemented a special assessment of five basis points of each insured institution's assets minus Tier 1 capital as of June 30, 2009. In addition, the FDIC required insured institutions to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. Although the prepayment of these assessments is mandatory for all insured depository institutions, the FDIC retains the discretion as supervisor and insurer to exempt any institution from the prepayment requirement under certain circumstances as set forth in its regulations. In accordance with the discretion provided to the FDIC under 12 C.F.R. § 327.12(i)(1), the FDIC has exempted the Bank from prepaying its quarterly risk-based assessment for the fourth quarter of 2009, and all of 2010, 2011, and 2012. Our assessments for 2011 and 2012 will continue to be payable quarterly.

Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, qualifying noncumulative perpetual preferred stock, minority interests in certain equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions and restricted core capital elements, including trust preferred securities. "Tier 2," or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's IRR management include a measurement of board of directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC. See "Federal Deposit Insurance Corporation Improvement Act of 1991" below for more discussion of enforcement actions applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect our ability to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

At December 31, 2010, our Tier I ratio, total capital ratio to risk-adjusted assets, and leverage ratio were 4.41%, 5.71% and 2.83%, respectively. We were "undercapitalized" for the Tier I capital ratio and "significantly undercapitalized" for our leverage ratio and total capital. Banking regulators classify a bank as "critically undercapitalized" if it fails to meet a 2% capital leverage ratio. Under "prompt corrective action," a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund.

As we reported in our Form 8-K filed with the SEC on September 4, 2009, the Bank entered into a Stipulation and Consent ("Consent") to the issuance of an Order to Cease and Desist ("Order") by the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Commissioner of Banks ("The Commissioner"). Based on our Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plan and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

- Present a written capital plan to the FDIC and the Commissioner by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;

- Formulate a plan to improve the Bank's earnings and evaluate the plan quarterly;

- Formulate and implement a plan to reduce the Bank's risk exposure in assets classified "Substandard or Doubtful";

- Reduce the real estate credit concentrations in the Bank's loan portfolio;

- Develop a plan to improve the Bank's liquidity; monitor contingent funding needs and improve asset liability management, and review and revise the plan on a quarterly basis;

- Not pay cash dividends without the prior written consent of the FDIC and the Commissioner;

- Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order.

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital of not less than 12 percent for the life of the Order.

Additionally as set forth in Note 2, "Regulatory Matters and Going Concern Considerations," in the "Notes to Consolidated Financial Statements," the Bank has an existing Memorandum of Understanding ("MOU") with the Federal Reserve Bank of Richmond ("FRB").

See Note 2, "Regulatory Matters and Going Concern Considerations," and Note 14, "Regulation and Regulatory Restrictions," in the "Notes to Consolidated Financial Statements" for additional discussion of our regulatory actions.

Federal Deposit Insurance Corporation Improvement Act of 1991

In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things:

- Publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants;

- The establishment of uniform accounting standards by federal banking agencies;

- The establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital;

- Additional grounds for the appointment of a conservator or receiver; and

- Restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Miscellaneous

The dividends that may be paid by the Company are subject to legal limitations. The Bank is the only source of dividends that may be paid by the Company. In accordance with North Carolina banking law, dividends may not be paid by the Bank unless its capital surplus is at least 50% of its paid-in capital.

The earnings of the Company will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and our earnings.

Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 allows a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the Bank Holding Company Act to include a list of activities that are financial in nature, and the list includes activities such as underwriting, dealing in and making a market in securities, insurance underwriting and agency activities and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage through financial subsidiaries in certain of the activities permitted for financial holding companies. The Company has elected not to register as a financial holding company.

On October 26, 2001, the USA PATRIOT Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operation of financial institutions. This act has increased the overall cost of our regulatory compliance activities.

As noted above, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") became law. The Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system and includes significant regulatory and compliance changes. Among other things, the Dodd-Frank Act creates a new, independent Consumer Financial Protection Bureau within the Federal Reserve Board to establish, implement and enforce rules and regulations with respect to the conduct of providers of certain consumer financial products and services; gives the Federal Reserve Board the authority to establish rules regarding debit card interchange fees; requires federal banking agencies to establish minimum leverage and risk-based capital requirements for banks and bank holding companies (which may be stricter than existing regulatory standards); strengthens existing limits on a depository institution's credit exposure to one borrower; and establishes additional requirements related to corporate governance and executive compensation on most US publicly traded companies. Many of the requirements of the Dodd-Frank Act will be subject to implementation over the course of several years, and the final requirements could reduce our revenue, increase our cost of operations, require changes to certain of our business practices, including limitations on fee income opportunities, and impose more stringent capital, liquidity and leverage requirements on us. These requirements may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

We cannot predict what other legislation might be enacted or what other regulation might be adopted or, if enacted or adopted, the effect thereof.

INVESTMENT POLICIES

For a discussion of our investment policies, see "Investment Securities" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

LOAN PORTFOLIO

For a discussion of our loan portfolio, see "Loans" and "Provisions and Allowances for Loan Losses" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

AVAILABLE INFORMATION

Additional information about our company and business is available at our website, at www.bankofgranite.com. Our filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, are available, free of charge, on our website at www.bankofgranite.com under the heading "Investor Relations - SEC Filings." These reports are available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. In addition, copies of these filings are available at the Securities and Exchange Commission's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission's website, www.sec.gov, is another source of this information. Information included on our website is not incorporated by reference into this annual report.

There is substantial doubt about our ability to continue as a going concern.

As discussed in Note 2, of the "Notes to Consolidated Financial Statements" we are under an Order from the FDIC and the North Carolina Commissioner of Banks to increase our leverage and total risk-based capital ratios to at least 8% and 12%, and our capital levels have declined during the past year. We are not in compliance at December 31, 2010. Failure to increase our capital ratios or further declines in our capital ratios exposes us to additional restrictions and regulatory actions, including potential regulatory receivership. This uncertainty as to our ability to meet existing or future regulatory requirements raises substantial doubt about our ability to continue as a going concern. We do not expect to meet the capital ratio requirements in the near - term future. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we cannot continue as a going concern, our shareholders will lose some or all of their investment in the Company. In addition, our customers, employees, vendors, correspondent institutions, and others with whom we do business may react negatively to the substantial doubt about our ability to continue as a going concern. This negative reaction may lead to heightened concerns regarding our financial condition that could result in a significant loss in deposits and customer relationships, key employees, vendor relationships and our ability to do business with correspondent institutions upon which we rely.

Failure to comply with regulatory orders is likely to result in adverse actions and restrictions.

Effective August 27, 2009, the Company is operating under an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Order requires the Bank to report to the regulators at least quarterly to address, among other things, the ongoing management and oversight of the Bank, an increase in the Bank's capital levels, a reduction in the Bank's classified assets, a reduction in concentrations of credit and improvement in the Bank's earnings. The Bank is currently not in compliance with the capital levels required in the Order, and we do not expect to meet the capital ratio requirements in the near-term future. Continued failure to comply with the Order is likely to result in further adverse regulatory actions and restrictions upon our activities.

Continued losses will further erode our capital levels.

Our capital levels at December 31, 2010 are at a level that is below the "well capitalized" level under regulatory definitions, and our total risk-based capital and leverage capital ratios are at the "significantly undercapitalized" level. Failure to maintain "well capitalized" status is a violation of the Bank's Order with our regulators, which could result in adverse regulatory actions against us. Additional significant increases in our allowance for loan losses, significant write-downs of foreclosed real estate and other assets, or other operating losses would decrease our capital levels further. Banking regulators classify a bank as "critically undercapitalized" if it fails to meet a 2% capital leverage ratio. Under "prompt corrective action," a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund.

Our business has been and may be adversely affected by conditions in the financial markets and economic conditions generally.

In 2009 and continuing throughout 2010, economic conditions in our market area declined significantly, as they have in the U.S. in general. These economic difficulties negatively affected many of our customers, including businesses and individuals. Unemployment rates in our market area have increased significantly. Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the market where we operate. In addition, further negative economic developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us and others in the financial services industry.

As a result of the difficult economic environment, many lending institutions, including us, have experienced declines in the performance of their loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the value of real estate collateral supporting many commercial loans and home mortgages has declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, there is a potential for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be aggressive in responding to concerns and trends identified in examinations. The impact of these conditions and any new legislation may negatively impact our operations by restricting our business, which could adversely impact our financial performance and our stock price.

Overall, during the past two years, the general business environment has had an adverse effect on our business, and we can not predict whether the environment will improve in the near term. Until conditions improve, we expect our business, financial condition, and results of operations to be adversely affected.

Economic difficulties could impair the ability of our customers, both individuals and businesses, to repay their loans.

Our largest source of revenue is payments on loans that we make to our customers. During times of economic downturns, our customers' sources of funds to repay loans are adversely affected, and delinquencies on loans increase. Weakness in the economy in general, and especially weakness in real estate markets, adversely affects our collections and the strength of our loan portfolio. Declines in the ability of our customers to repay loans causes loss of revenue and increased levels of nonperforming loans, which results in higher loan losses, higher provisions for loan losses, and lower earnings.

Changes in interest rates could cause our earnings to decline.

Our balance sheet is currently asset sensitive, which means that when market interest rates change, interest rates on our interest rate sensitive assets, such as loans and investment securities, change more rapidly than interest rates on our interest rate sensitive liabilities, such as deposits and borrowings. Therefore, there are more assets than liabilities subject to immediate repricing as market interest rates change. In a decreasing interest rate environment, our net interest income will tend to fall, and in a rising rate environment, the reverse holds.

Strong competition within our market areas may limit our growth and profitability. Larger banks and numerous other financial institutions with greater resources may be able to compete more effectively than we can.

We face numerous competitors in our community banking operations in all parts of our market area. In addition to competing with larger and smaller banks, which tend to be numerous, we compete with credit unions, brokerage and insurance firms, and other nonbank businesses, such as manufacturers and retailers, that engage in consumer financing activities. Price competition for loans and deposits might result in earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more challenging to grow loans and deposits and to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we do and may offer services that we do not provide. We expect competition to continue to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry.

If significant increases are required to our allowance for loan losses, our earnings would decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If one or more conditions or events causes our prior assumptions to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in increases to our allowance and loss provision. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by regulatory authorities could have a material adverse effect on our financial condition and results of operations.

We may be required to raise additional capital in the future, but that capital may not be available or may not be available on terms acceptable to us when it is needed.

We are required to maintain adequate capital levels to support our operations and to comply with the existing regulatory agreements. The current need for the Company to raise capital and the depressed or almost nonexistent availability of such capital, increases the uncertainty about our ability to raise additional capital in the future on terms acceptable to us. If we can not raise additional capital our ability to conduct our operations could be materially impaired.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Our holding company and community banking businesses are highly regulated. Our holding company is regulated by the FRB, the Banking Commission, and the Securities and Exchange Commission. Our community banking subsidiary is regulated by the FDIC and the Banking Commission. Such regulation and supervision govern the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, may have a material impact on our operations. In addition to the risks of noncompliance, we are required to dedicate considerable time and monetary resources in our efforts to comply with the numerous laws and regulations that govern the ways in which we conduct our community banking activities.

The passage of the Dodd-Frank Act may adversely impact our profitability.

The Dodd-Frank Act, which was passed on July 21, 2010, represents a significant overhaul of many aspects of the regulation of the financial services industry, addressing, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, lending limits and corporate governance. Final rules adopted pursuant to the Dodd-Frank Act may impose more stringent regulatory requirements on us and may result in lower revenues and higher costs for us.

The FDIC Deposit Insurance assessments that we are required to pay will increase, possibly materially, in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Due to the recent turmoil in the financial system, including the failure of unaffiliated FDIC-insured depository institutions, the deposit insurance premium assessments paid by all banks have increased. Continued increases in the assessments would adversely impact our earnings, perhaps materially.

If investment securities we own suffer a decline in value that we determine to be other than temporary, we may be required to record a significant charge to earnings.

We evaluate our investment securities that have declined in value to determine whether we believe the decline was due to reasons other than temporary market fluctuations. For example, securities may decline in value if the issuer is experiencing difficulties that may jeopardize our ability to recover in a reasonable time the amount we invested. Should we determine that a decline in security value is other than temporary, we are required to record a charge to earnings in our financial statements during the period in which we made that determination. In times of economic stress, declines in the value of securities become more prevalent, increasing the likelihood of charges to our earnings.

Changes in accounting may affect our reported earnings and operating income.

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for investments and loans, are highly complex and involve subjective judgments. Changes in these rules or their interpretation could significantly change our reported earnings. See Note 1, "Summary of Significant Accounting Policies," of the "Notes to Consolidated Financial Statements."

A concentration of real estate development and commercial real estate loans in our portfolio could result in additional increases in our allowance for loan losses, and corresponding decreases in our earnings, if the general economy or real estate markets continue to experience a downward trend.

The volatility of the real estate development and commercial real estate markets could affect our assumptions about the collectibility of our loan portfolio, and the value of the real estate serving as collateral for the repayment of these loans. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, and additional loan losses could materially decrease our net income.

Losing key personnel could negatively affect us.

None of the current members of the Bank's executive management team are under employment contracts, and the loss of additional key personnel could have a negative impact on us and our future results of operations.

Further decline in market value of Company stock could trigger delisting on the stock exchange.

The market value of the Company's stock traded on The NASDAQ Global Select Market declined below $1.00 per share during 2010, and the Company received notice in September 2010 that it had a 180 calendar day grace period for the bid price to exceed $1.00 per share for 10 consecutive days to prevent the Company's stock from being delisted.

On March 16, 2011, the Company received approval from The NASDAQ Stock Market to transfer the listing of its stock to The NASDAQ Capital Market, effective March 21, 2011. Upon the transfer to The NASDAQ Capital Market, the Company became eligible for an additional 180 calendar day period, or until September 19, 2011, to regain compliance with the bid price rule. Approval to transfer to The NASDAQ Capital Market was conditioned upon the Company agreeing to effect a reverse stock split during the additional 180 calendar day period, should it become necessary to do so to meet the minimum $1.00 bid price per share requirement.

If the Company is not in compliance with NASDAQ's bid price requirement by the end of the extended grace period, it will execute a reverse stock split sufficient to enable the Company to meet the bid price requirement prior to the expiration date of the second 180 day compliance period. If the Company's stock price does not regain compliance with or continue to meet the bid price requirement, the stock could be delisted.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None

ITEM 2 - PROPERTIES

We indirectly own and operate real estate through our ownership of the Bank. The Bank owns its headquarters, operations and information technology center offices located in Granite Falls, North Carolina. The Bank also owns banking offices in the North Carolina cities and communities of Conover, Granite Falls, Hickory, Hudson, Lenoir, Matthews, Morganton, Newton, Wilkesboro and Winston-Salem. The Bank leases banking offices in the North Carolina cities and communities of Boone, Charlotte, Cornelius, Granite Falls and Statesville. We believe that the premises occupied by the Bank are well located and suitably equipped to serve and support our community banking business. We do not currently anticipate any problems with the renewal of our leases. See also Note 6, "Premises and Equipment," of the "Notes to Consolidated Financial Statements."

The Bank both owns and leases its facilities as indicated in the table below. The Bank's management considers its facilities well maintained and sufficiently suitable for present operations.

Location	Principal Use	Approximate Facility Size (square feet)	Approximate Lot Size (acres)	Owned or Leased
Granite Falls, North Carolina				
23 North Main Street	Home office	8,735	1.2	owned
	Storage building	735	0.5	owned
56 North Main Street	Operations center	11,769	1.1	owned
2630 Connelly Springs Road (Baton)	Banking office in Ingle's Supermarket	430	none	leased
Boone, North Carolina				
230 Wilson Drive	Banking office	5,705	none	leased
Charlotte, North Carolina				
301 South McDowell Street	Banking office	6,096	none	leased
3920 Sharon Road (SouthPark)	Banking office	1,955	none	leased
Conover, North Carolina				
1109 Conover Blvd, East	Banking office	4,421	1.4	owned
Cornelius, North Carolina				
18825 West Catawba Avenue	Banking office	3,409	none	leased
Hickory, North Carolina				
25 3rd Street NW	Banking office	9,515	0.5	owned
315 1st Avenue NW (Bank of Granite Plaza)	Support offices	15,092	0.5	owned
2220 12th Avenue NE (Springs Road)	Banking office	3,612	1.6	owned
281 14th Avenue NE (Viewmont)	Banking office	4,200	2.0	owned
2900 Highway 127 South (Mountain View)	Banking office	2,480	1.8	owned
Hudson, North Carolina				
537 Main Street	Banking office	4,235	4.1	owned

(Continued on next page)

(Concluded from previous page)

Location	Principal Use	Approximate Facility Size (square feet)	Approximate Lot Size (acres)	Owned or Leased
Lenoir, North Carolina				
707 College Avenue SW	Banking office	7,400	1.2	owned
1351 Norwood Street SW (Whitnel)	Banking office	2,530	1.0	owned
701 Wilkesboro Boulevard NE (Hibriten)	Banking office closed in 2009	2,480	2.1	owned
Matthews, North Carolina				
2432 McKee Road	Banking office	4,941	1.5	owned
Morganton, North Carolina				
201 East Meeting Street	Banking office	5,400	0.8	owned
Newton, North Carolina				
311 North Main Avenue	Banking office	3,612	0.9	owned
Statesville, North Carolina				
207 South Center Street	Banking office	5,000	none	leased
Wilkesboro, North Carolina				
1305A S. Collegiate Drive	Banking office	1,600	none	owned
Winston-Salem, North Carolina				
791 Jonestown Road, Ste 100	Banking office	5,000	none	owned

ITEM 3 - LEGAL PROCEEDINGS

There were no material legal proceedings pending as of December 31, 2010. During the year ended December 31, 2010, we were not required to pay any penalties for failure to disclose certain "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4 - REMOVED AND RESERVED

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value, trades on The NASDAQ Capital Market of The NASDAQ Stock Market® under the symbol GRAN. On March 21, 2011, the listing of the Company's common stock was transferred from The NASDAQ Global Select Market of The NASDAQ Stock Market® to The NASDAQ Capital Market. Price and volume information is contained in *The Wall Street Journal*® and many other major daily newspapers in the NASDAQ section under the National Market System listings.

During 2010, the market participants making a market in our common stock with the highest volumes of our shares traded were Knight Capital Americas, L.P., Direct Edge ECN LLC, Citadel Securities LLC, UBS Securities LLC, and Automated Trading Desk. There were no issuances of unregistered securities by us during the year ended December 31, 2010.

As of December 31, 2010, there were 15,454,000 shares of our common stock outstanding, owned by approximately 2,300 stockholders of record and an estimated 4,500 holders of shares registered in street name or as beneficial owners. The following table presents the quarterly market sales prices and dividend information for the two years in the period ended December 31, 2010.

Quarterly Common Stock Market Price Ranges and Dividends

2010	**Quarter 1**	**Quarter 2**	**Quarter 3**	**Quarter 4**
Price Range				
High	**$2.38**	**$3.49**	**$1.23**	**$0.91**
Low	**0.54**	**0.75**	**0.50**	**0.44**
Close	**1.21**	**1.15**	**0.71**	**0.55**
Dividends*	**n/a**	**n/a**	**n/a**	**n/a**
2009	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High	$3.61	$3.50	$3.12	$1.04
Low	1.10	1.50	1.02	0.40
Close	1.71	3.01	1.03	0.51
Dividends*	n/a	n/a	n/a	n/a

* The Company suspended its cash dividend in the third quarter of 2008.

See also Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information about securities authorized for issuance under equity compensation plans and share repurchases.

ITEM 6 - SELECTED FINANCIAL DATA

This item is not applicable.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The discussions included in this annual report contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the financial success or changing conditions or strategies of the Company's customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, failure to comply with regulatory orders, and general economic conditions.

INTRODUCTION

Management's Discussion and Analysis ("MD&A") is provided to assist in understanding and evaluating our results of operations and financial condition. The following discussion is intended to provide a general overview of our performance for the year ended December 31, 2010. Readers seeking more in-depth information should read the more detailed discussions that follow as well as the consolidated financial statements and related notes included under Item 8 of this annual report. All information presented is consolidated data unless otherwise specified.

OVERVIEW

This overview of MD&A highlights selected information in the financial results of the Company and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting policies and estimates, you should carefully read this entire document. Each of these items could have an impact on the Company's financial condition, results of operations and cash flows.

The operating results, balance sheet position and capital resources discussed in more detail herein after are primarily reflective of the general conditions in the (broad) national economy and more specifically to the high level of unemployment in the Bank's operating footprint coupled with the extremely depressed real estate market that affects collateral values that underlie the Bank's loans and the ability of small businesses related in any way to products or activities reliant on the real estate market to be successful.

The Bank's level of losses for loan charge-offs and losses on the disposal of assets taken in lieu of loan payments, continues at very elevated levels. Nonperforming loans continue at correspondingly high levels, although the pace of inflow of nonperforming loans has slowed in the fourth quarter and into 2011.

Losses during 2010 have further eroded the Bank's capital levels, and the Bank is now significantly undercapitalized.

The Company's net loss in 2010 was $23.7 million, or $1.53 per share, compared to a net loss of $25.6 million, or $1.66 per share, for 2009.

The most significant items when comparing overall financial results of 2010 to 2009 are as follows:

- The provision for loan losses increased by $2.1 million from 2009 to 2010, caused mainly by the factors discussed above.
- The 2009 operating loss reflected approximately a $2.1 million loss for the mortgage company, which operation was closed in the third quarter of 2009.
- The deleveraging of the Bank continues. The limited lending opportunities and the aggressive problem loan resolution program has reduced the loan portfolio by $212.9 million, or 27.5%, in 2010. Deposits have declined by $144.3 million, or 14.9%. The significant component of the decline has been the result of reducing deposit pricing from the 2009 levels. The improved liquidity position versus 2009 has facilitated a less aggressive deposit pricing model.
- Other more significant differences between 2010 and 2009 are:
    - Securities gains in 2010, which were $2.4 million compared to gains and write downs in 2009 of net $78 thousand.
    - 2010 salaries and benefits declined $5.8 million, or 35.9%, versus 2009, as our headcount was reduced in accordance with our contracting operations.
    - Other real estate owned expenses declined $3.0 million, or 28.8%.

The following sections of this discussion provide more detail regarding current and prior year matters. Additionally, Note 2, "Regulatory Matters and Going Concern Considerations," in the "Notes to Consolidated Financial Statements" discusses the regulatory and capital levels in significantly more detail.

CRITICAL ACCOUNTING POLICIES

Information included in our audited financial statements and management's discussion and analysis is derived from our accounting records, which are maintained in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and general practices within the banking industry. While much of the information is definitive, certain accounting issues are highly dependent upon estimates and assumptions made by management. An understanding of these estimates and assumptions is vital to understanding the Company's financial statements. Critical accounting policies are those policies that are most important to the determination of our financial condition and results of operations, or that require management to make assumptions and estimates that are subjective or complex.

We periodically evaluate our critical accounting policies, including those related to the allowance for loan losses and fair value estimates. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or outcomes.

Certain amounts for periods prior to December 31, 2010 have been reclassified to conform to the presentation for the period ended December 31, 2010.

ALLOWANCE FOR LOAN LOSSES - The Company disaggregates its portfolio loans into portfolio segments for purposes of determining the allowance for loan losses ("ALLL"). The Company's portfolio segments include commercial and industrial; real estate construction; real estate commercial mortgage and consumer. For an analysis of the Company's ALLL by portfolio segment and credit quality information by segment, see Note 4, "Loans," and Note 5, "Allowance for Loan Losses," in the "Notes to Consolidated Financial Statements."

Larger commercial loans included within aggregate borrower relationship balances exceeding $250 thousand that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a troubled debt restructuring ("TDR"), are subject to individual review for impairment. The Company considers the current value of collateral, credit quality of any guarantees, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower. When individual loans are impaired, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow, as well as evaluation of legal options available to the Company. Allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the underlying collateral or readily observable secondary market values. The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual.

Historical credit loss rates are applied to commercial loans that are not impaired or are impaired, but smaller than the established threshold of $250 thousand and thus not subject to specific allowance allocations. The loss rates are derived from a migration analysis, which tracks the historical net charge-off experience sustained on loans according to their internal risk grade. The risk grading system currently utilized for allowance analysis purposes encompasses nine categories.

Consumer portfolio segments are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks, and allowances are established based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category. Historical loss rates may be adjusted for significant factors that, in management's judgment, are necessary to reflect losses inherent in the portfolio. Factors that management considers in the analysis include the effects of the national and local economies; trends in the nature and volume of delinquencies, charge-offs and nonaccrual loans; changes in loan mix; credit score migration comparisons; asset quality trends; risk management and loan administration; changes in the internal lending policies and credit standards; collection practices; and examination results from bank regulatory agencies and the Company's external credit reviewers.

The Company's current methodology for determining the ALLL is based on historical loss rates, current credit grades, specific allocation on TDRs and impaired commercial credits above specified thresholds and other qualitative adjustments. Allowances on individual commercial loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. An unallocated allowance is maintained to recognize the imprecision in estimating and measuring losses when evaluating allowances for individual loans or pools of loans.

The Company's primary market areas for lending are the middle and western regions of North Carolina. When evaluating the adequacy of allowances, consideration is given to these regional geographic concentrations and the closely associated effect changing economic conditions have on the Company's customers.

FAIR VALUE ESTIMATES - The Company reports investment securities available for sale, and certain impaired loans and other assets at fair value. At December 31, 2010, the percentage of total assets measured at fair value on a recurring basis was 29.1%. The majority of assets and liabilities reported at fair value are based on quoted market prices or market prices for similar instruments. Other financial assets are reported at fair value on a nonrecurring basis, as impaired loans and other real estate. See Note 18, "Fair Value of Financial Instruments," in the "Notes to Consolidated Financial Statements" for additional disclosures regarding the fair value of financial instruments.

RESULTS OF OPERATIONS

Performance Summary for 2010 and 2009

The following table summarizes the Company's 2010 and 2009 operating results. The net loss for 2010 of $23.7 million is only 7.5% lower than the 2009 loss of $25.6 million. However, there are positive elements to the results. The net interest income remained level year on year as explained in more detail in a later section. Maintenance of the level of net interest income and managing a reduction in the extreme levels of credit costs are the key elements in any improvement in the Company's performance in 2011.

The level of charge-offs and the related loan loss provision accompanied an increase of nonperforming loans to $62.3 million at December 31, 2011. However, the December 31, 2010 amount is $15.0 million lower than the high point in 2010 and continues to decline into 2011. If the inflow of nonperforming loans slows as indicated, the credit costs are anticipated to decline in 2011.

The increase in securities interest, $4.5 million or 111.7%, relates primarily to increasing levels of investments as the Bank's lending opportunities have declined.

The other income, while level year on year, reflects a $500 thousand decrease in overdraft fees as an early indication of new regulatory effects and a $750 thousand decline in Bank Owned Life Insurance ("BOLI") income as a result of the liquidation of most of the BOLI investment in 2009, offset primarily by $2.4 million of securities gains, which was a $1.5 million increase over 2009.

The decrease in other expenses of $9.4 million in 2010 includes a $5.8 million decrease in personnel expenses. Approximately $2.8 million of the reduction relates to the Bank's continuing personal rationalization processes, and $2.9 million related to personnel costs included severance payments for the mortgage company in 2009. Additional components of other expense included a $2.2 million decline in other real estate losses to $5.6 million in 2010.

The following table highlights differences in operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

(Table dollars in thousands except per share amounts)	**2010**	2009	$ Change	% Change
Net loss	**$ (23,664)**	$ (25,620)	$ 1,956	7.6%
Net loss per share	**(1.53)**	(1.66)	0.13	7.8%
Interest income	**44,799**	52,646	(7,847)	-14.9%
Interest expense	**13,610**	21,224	(7,614)	-35.9%
Net interest income	**31,189**	31,422	(233)	-0.7%
Interest and fees from loans	**36,253**	46,948	(10,695)	-22.8%
Average gross loans	**661,387**	877,432	(216,045)	-24.6%
Provision for loan losses	**30,832**	28,733	2,099	7.3%
Charge-offs, net of recoveries	**30,396**	25,702	4,694	18.3%
Nonperforming loans	**62,269**	53,140	9,129	17.2%
Interest on securities and overnight investments	**8,536**	4,032	4,504	111.7%
Total other income	**8,783**	8,887	(104)	-1.2%
Total noninterest expenses	**33,594**	42,996	(9,402)	-21.9%
Personnel expenses	**10,257**	16,010	(5,753)	-35.9%
Other noninterest expenses	**23,337**	26,986	(3,649)	-13.5%
Income tax benefit	**(790)**	(5,800)	5,010	-86.4%
Net interest margin	**3.44%**	3.11%		
Average prime rate	**3.25%**	3.25%		
Yield on loans	**5.48%**	5.54%		
Yield on securities and overnight investments	**3.47%**	3.03%		
Cost of interest-bearing deposits	**1.58%**	2.32%		

NET INTEREST INCOME

Net interest income (the difference between interest earned on interest-earning assets, and interest paid on interest-bearing liabilities, primarily deposits in the Bank) normally represents the most significant component of our revenue. Net interest income was approximately $31.2 million and $31.4 million for 2010 and 2009, respectively, representing a decrease of 0.7% for 2010 over 2009.

The Company was able to maintain the net interest income level despite the loan portfolio contraction (24.6%) and the increasing nonaccrual component of the loan portfolio year over year. The yield on loans has remained stable as the loan pricing has continued to focus on risk assessment that is generally reflective of the loan risk grade. Additionally, the investment portfolio was expanded substantially after the Bank's liquidity was stabilized in early 2010 and contingency cash fund requirements lessened. As a result of the expansion and a year over year yield improvement, investment income ($8.5 million) increased 111.7%.

The liquidity provided by the loan portfolio also facilitated a less aggressive deposit pricing profile, particularly in the fourth quarter coupled with maturing time deposits from the pre - 2008 rate environment to reduce deposit costs by 74 basis points (35.9% lower year over year), or $7.6 million.

The following table presents our daily average balances, interest income and expense and average rates earned and paid on interest-earning assets and interest-bearing liabilities for the last three years.

AVERAGE BALANCES AND INTEREST INCOME ANALYSIS
for the years ended December 31,

	2010			2009			2008		
(Table dollars in thousands)	**Average Balance**	**Average Yield/ Cost**	**Interest Income/ Expense**	Average Balance	Average Yield/ Cost	Interest Income/ Expense	Average Balance	Average Yield/ Cost	Interest Income/ Expense
Assets									
Loans (1)	**$ 661,387**	**5.48%**	**$ 36,263**	$ 877,432	5.54%	$ 48,614	$ 971,560	6.41%	$ 62,289
Taxable securities	**245,645**	**3.47%**	**8,536**	126,253	2.90%	3,660	83,166	3.89%	3,236
Nontaxable securities (2)	**476**	**0.00%**	**-**	8,270	6.77%	560	30,839	6.66%	2,054
Federal funds sold	**-**	**n/a**	**-**	5,116	0.16%	8	4,667	1.35%	63
Total interest-earning assets	**907,508**	**4.94%**	**44,799**	1,017,071	5.20%	52,842	1,090,232	6.20%	67,642
Cash and due from banks	**64,618**			39,091			23,919		
All other assets	**15,399**			45,497			75,549		
Total assets	**$ 987,525**			$ 1,101,659			$ 1,189,700		
Liabilities and stockholders' equity									
NOW deposits	**$ 120,482**	**0.53%**	**641**	$ 140,022	0.96%	1,348	$ 134,919	1.14%	1,533
Money market deposits	**154,587**	**0.98%**	**1,510**	197,416	1.51%	2,981	233,782	2.89%	6,755
Savings deposits	**19,898**	**0.20%**	**39**	20,303	0.20%	40	21,567	0.24%	52
Time deposits of $100 or more	**241,184**	**2.10%**	**5,068**	209,525	3.16%	6,630	214,208	4.07%	8,724
Other time deposits	**271,697**	**2.03%**	**5,518**	282,971	3.07%	8,699	246,424	3.89%	9,580
Interest-bearing deposits	**807,848**	**1.58%**	**12,776**	850,237	2.32%	19,698	850,900	3.13%	26,644
Overnight borrowings	**-**	**n/a**	**-**	11,240	1.09%	123	28,305	2.48%	703
Other borrowings	**34,236**	**2.44%**	**834**	45,569	3.08%	1,403	52,857	4.55%	2,406
Total interest-bearing liabilities	**842,084**	**1.62%**	**13,610**	907,046	2.34%	21,224	932,062	3.19%	29,753
Noninterest-bearing deposits	**102,228**			111,614			131,563		
Other liabilities	**6,303**			15,134			12,820		
Stockholders' equity	**36,910**			67,865			113,255		
Total liabilities and stockholders' equity	**$ 987,525**			$ 1,101,659			$ 1,189,700		
Net yield on earning assets and net interest income (2) (3)		**3.44%**	**$ 31,189**		3.11%	$ 31,618		3.48%	$ 37,889
Interest rate spread (4)		**3.32%**			2.86%			3.01%	

(1) Nonaccrual loans have been included.
(2) Yields and interest income on tax-exempt investments have been adjusted to tax equivalent basis using a 35% tax rate for 2010, 2009 and 2008. The taxable equivalent adjustments were approximately $0, $196 thousand and $719 thousand for 2010, 2009 and 2008, respectively.
(3) Net yield on earning assets is computed by dividing net interest earned by average earning assets.
(4) The interest rate spread is the interest-earning assets rate less the interest-bearing liabilities rate.

Changes in interest income and interest expense can result from changes in both volume and rates. The following table sets forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest-earning assets and interest-bearing liabilities and from changes in yields and rates.

INTEREST RATE AND VOLUME VARIANCE ANALYSIS
for the years ended December 31,

	2010 compared to 2009			2009 compared to 2008		
	Change Attributable to			Change Attributable to		
(Table in thousands)	**Volume(1)**	**Rate(1)**	**Total**	Volume(1)	Rate(1)	Total
Loans	**$ (11,908)**	**$ (443)**	**$ (12,351)**	$ (5,625)	$ (8,050)	$ (13,675)
Taxable securities	**3,805**	**1,071**	**4,876**	1,463	(1,039)	424
Nontaxable securities	**(264)**	**(296)**	**(560)**	(1,516)	22	(1,494)
Federal funds sold	**(8)**	**-**	**(8)**	3	(58)	(55)
Interest-earning assets	**$ (8,375)**	**$ 332**	**$ (8,043)**	$ (5,675)	$ (9,125)	$ (14,800)
NOW deposits	**$ (146)**	**$ (561)**	**$ (707)**	$ 54	$ (239)	$ (185)
Money market deposits	**(533)**	**(938)**	**(1,471)**	(800)	(2,974)	(3,774)
Savings deposits	**(1)**	**-**	**(1)**	(3)	(9)	(12)
Time deposits of $100 or more	**834**	**(2,396)**	**(1,562)**	(169)	(1,925)	(2,094)
Other time deposits	**(288)**	**(2,893)**	**(3,181)**	1,272	(2,153)	(881)
Interest-bearing deposits	**(134)**	**(6,788)**	**(6,922)**	354	(7,300)	(6,946)
Overnight borrowings	**(123)**	**-**	**(123)**	(305)	(275)	(580)
Other borrowings	**(313)**	**(256)**	**(569)**	(278)	(725)	(1,003)
Interest-bearing liabilities	**$ (570)**	**$ (7,044)**	**$ (7,614)**	$ (229)	$ (8,300)	$ (8,529)

(1) The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variances.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

The Company's historical liquidity management process included anticipating operating cash requirements, evaluating time deposit maturities, monitoring loan to deposit ratios, and correlating these activities to an overall periodic internal liquidity measure. In evaluating our asset mix, we have sought to maintain a securities portfolio sufficient to provide short-term liquidity in periods of unusual fluctuations.

As outside funding sources have been withdrawn or restricted to current levels of outstandings, our liquidity management has focused on insuring adequate internal funding by the Bank.

The Bank's primary internal sources of liquidity are customer deposits, cash and balances due from other Banks, and unencumbered investment securities. These funds, together with loan repayments, are used to make loans and to fund continuing operations. Additionally, retail and commercial deposit balances fluctuate significantly, and we target liquidity levels to meet those periodic declines. The Bank's liquidity (cash + unencumbered securities / total deposits) was approximately $240.0 million, or 29.2% of total deposits at December 31, 2010.

As of December 31, 2010, the Bank's core deposits, defined as total deposits, excluding time deposits of $100 thousand or more, totaled $617.6 million, or 75.1%, of the Bank's total deposits versus $719.0 million, or 74.4%, at December 31, 2009.

The regulatory Order under which we currently operate (see Note 2, "Regulatory Matters and Going Concern Considerations," in the "Notes to Consolidated Financial Statements") limits the Bank's participation in the national markets for deposits and requires that local rates conform to rates that are not more than 75 basis points above the average local market rates for all products. This restriction does not currently prevent the Bank from offering competitive rates.

Certificates of deposit of $100 thousand or more represented 24.9% and 25.6%, respectively, of the Bank's total deposits at December 31, 2010 and 2009. Management believes that a sizeable portion of the Bank's time deposits are relationship-oriented. Brokered certificates of deposit totaled $0 and $8.2 million at December 31, 2010 and 2009, respectively. While the Bank appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, the Bank anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

The objective of the Bank's asset/liability management process is focused to providing relative stability and reduction of volatility for the Bank's net interest income through various scenarios of changes in interest rates. The process attempts to balance the need for stability and predictability of net interest income against competing needs such as balance sheet mix constraints, overall earnings targets and the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. The Bank maintains an asset/liability management policy approved by the Bank's Board of Directors. This policy and the analysis process undertaken by management and the Board's Asset/Liability Management Committee ("ALCO") provides guidelines to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Bank has generally invested such funds in securities, primarily securities issued by U.S. governmental agencies, and in accordance with the balance sheet restructuring to limit any credit risk and risk based asset allocation. The securities portfolio contributes to the Bank's earnings and plays an important part in overall interest rate management.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of the exposure to interest rate risk. Management believes that because interest rate gap analysis does not address all factors that can affect earnings performance, its practical usefulness in managing the Bank's interest rate risk is limited, and it should be used in conjunction with other methods managing expected net interest income.

The Bank's gap analysis at December 31, 2010 indicates that its balance sheet is generally asset sensitive, meaning that in a given period there will be more assets than liabilities subject to immediate repricing as market rates change. This would indicate that in a decreasing rate environment, hypothetical net interest income would tend to fall. However, the results of computer simulation modeling at that date suggest minimal interest rate exposure under moderately increasing or decreasing interest rate scenarios. Under the moderate rising rate environment, the Bank's net interest income would be expected to increase by approximately 9%.

The management of interest rate risk and the overall asset/liability position is integrated with the liquidity management process. Currently less than 10% of the Bank's loans are directly related to national market interest rates. The remaining loans are fixed rate or relate to the Bank's independent index, which relates more directly to the Bank's operating footprint.

The following table presents interest rate sensitivity of our interest-earning assets and interest-bearing liabilities.

INTEREST RATE SENSITIVITY (GAP ANALYSIS)
As of December 31, 2010

(Table dollars in thousands)	Interest Sensitive Within 1 to 90 Days	91 to 180 Days	181 to 365 Days	Total Within 1 Year	Non-sensitive or Sensitive Beyond 1 Year	Total
Interest-earning Assets						
Interest-bearing due from banks	$ 1,242	$ -	$ -	$ 1,242	$ -	$ 1,242
Securities (at amortized cost) (1):						
U.S. Government agencies	-	-	-	-	61,061	61,061
States and political subdivisions	-	-	-	-	5,430	5,430
Mortgage-backed securities	-	-	-	-	187,741	187,741
Other (including corporate bonds)	-	-	-	-	3,500	3,500
Loans (gross):						
Real estate - construction	12,042	2,155	3,068	17,265	9,655	26,920
Real estate - mortgage, commercial	44,382	21,200	50,873	116,455	297,306	413,761
Commercial and industrial	8,253	6,781	12,186	27,220	42,114	69,334
Consumer	1,454	124	295	1,873	50,570	52,443
Total interest-earning assets	$ 67,373	$ 30,260	$ 66,422	$ 164,055	$ 657,377	$ 821,432
Interest-bearing Liabilities						
Interest-bearing deposits:						
Savings and NOW accounts	$ 133,478	$ -	$ -	$ 133,478	$ -	$ 133,478
Money market accounts	155,604	-	-	155,604	-	155,604
Time deposits of $100 or more	61,644	25,926	88,453	176,023	28,726	204,749
Other time deposits	57,155	35,376	107,894	200,425	35,706	236,131
Short-term borrowings	11,000	2,000	5,000	18,000	-	18,000
Long-term borrowings	-	-	-	-	6,000	6,000
Total interest-bearing liabilities	$ 418,881	$ 63,302	$ 201,347	$ 683,530	$ 70,432	$ 753,962
Interest sensitivity gap	$ (351,508)	$ (33,042)	$ (134,925)	$ (519,475)		
Cumulative interest sensitivity gap	(351,508)	(384,550)	(519,475)	(519,475)		
Interest earning-assets as a percentage of interest-bearing liabilities	16%	48%	33%	24%		

(1) Interest sensitivity periods for debt securities are based on contractual maturities.

The following table presents the maturity distribution of our loans by type, including fixed rate loans.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES
As of December 31, 2010

(Table in thousands)	Within One Year	One to Five Years	Five Years or More	Total
Real estate - construction	$ 17,265	$ 7,677	$ 1,978	$ 26,920
Real estate - mortgage, commercial	118,687	250,340	44,734	413,761
Commercial and industrial	27,238	37,074	5,022	69,334
Consumer	957	4,820	46,666	52,443
Total	$ 164,147	$ 299,911	$ 98,400	$ 562,458
Predetermined rate, maturity greater than one year	$ -	$ 137,316	$ 24,959	$ 162,275
Variable rate or maturing within one year	164,147	162,595	73,441	400,183
Total	$ 164,147	$ 299,911	$ 98,400	$ 562,458

Our average rate paid on interest-bearing deposits declined to 1.58% in 2010 compared to 2.32% in 2009. Our decline in average deposits was primarily in demand deposits. The daily average amounts of deposits of the Bank are summarized below.

AVERAGE DEPOSITS
for the years ended December 31,

(Table in thousands)	**2010**	2009	2008
Non-interest-bearing demand deposits	**$ 102,228**	$ 111,614	$ 131,563
Interest-bearing demand deposits	**275,069**	337,438	368,701
Savings deposits	**19,898**	20,303	21,567
Time deposits	**512,881**	492,496	460,632
Total	**$ 910,076**	$ 961,851	$ 982,463

The preceding table includes certificates of deposits $100 thousand and over, which at December 31, 2010 totaled $204.7 million. The following table presents the maturities of these time deposits of $100 thousand or more.

MATURITIES OF TIME DEPOSITS OF $100 THOUSAND OR MORE
As of December 31, 2010

(In thousands)	Within Three Months	Three to Six Months	Six to Twelve Months	Within One Year	One to Five Years	Total
Time deposits of $100 thousand or more	$ 61,644	$ 25,926	$ 88,453	$ 176,023	$ 28,726	$ 204,749

CAPITAL RESOURCES

The levels of capital resources and related regulatory matters are discussed in detail in Note 2, "Regulatory Matters and Going Concern Considerations," and Note 14, "Regulation and Regulatory Restrictions," in the "Notes to Consolidated Financial Statements." As set forth therein, the Bank's capital levels are significantly below the capital levels set forth in the regulatory Order pursuant to which we operate. As a result the Bank is precluded from paying dividends to the parent company for the duration of the Order.

LOANS

The Company's lending activities have been concentrated in real estate related loans and commercial loans to small and medium sized businesses. We have a diversified loan portfolio with no concentrations to any one borrower. The amounts and types of loans outstanding for the past five years are shown in the following table.

LOANS
As of December 31,

(Table dollars in thousands)

	2010		2009		2008		2007		2006	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Loans										
Real estate -										
Construction	**$ 26,920**	**4.8%**	$ 59,701	7.7%	$ 146,167	15.4%	$ 182,457	19.2%	$ 161,072	17.6%
Mortgage	**413,761**	**73.6%**	511,771	66.0%	537,495	56.6%	466,475	49.2%	442,819	48.4%
Commercial and industrial	**69,334**	**12.3%**	143,011	18.4%	198,440	20.9%	237,667	25.1%	248,388	27.2%
Consumer	**52,443**	**9.3%**	61,186	7.9%	67,639	7.1%	61,515	6.5%	61,890	6.8%
Total loans	**562,458**	**100.0%**	775,669	100.0%	949,741	100.0%	948,114	100.0%	914,169	100.0%
Deferred origination fees, net	**(334)**		(650)		(1,592)		(1,788)		(1,677)	
Total loans, net of deferred fees	**$ 562,124**		$ 775,019		$ 948,149		$ 946,326		$ 912,492	

For commercial and industrial loans, the Bank is generally collateralized by all business assets, including the related real estate where applicable. Also see Note 18, "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements."

NONPERFORMING LOANS AND NONPERFORMING ASSETS
As of December 31,

(Table dollars in thousands)	**2010**	2009	2008	2007	2006
Nonperforming assets					
Nonaccrual loans	**$ 40,577**	$ 36,542	$ 50,591	$ 36,450	$ 9,289
Restructured loans - nonaccrual	**21,692**	16,598	-	-	-
Total nonperforming loans	**62,269**	53,140	50,591	36,450	9,289
Foreclosed properties	**11,605**	13,235	6,805	2,491	1,162
Total nonperforming assets	**$ 73,874**	$ 66,375	$ 57,396	$ 38,941	$ 10,451
Loans past due 90 days or more and still accruing interest	**7,466**	1,195	114	162	5,074
Nonperforming loans to total loans	**11.08%**	6.86%	5.34%	3.85%	1.02%
Allowance for loan losses to nonperforming loans	**45.40%**	52.38%	49.03%	48.49%	169.95%
Nonperforming loans to total assets	**7.11%**	5.01%	4.41%	2.99%	0.77%
Nonperforming assets to total assets	**8.43%**	6.26%	5.00%	3.19%	0.87%

We classify loans as nonaccrual when the loan is 90 days past due, or we believe the loan may be impaired, and the accrual of interest on such loans is discontinued. The recorded accrued interest receivable deemed uncollectible is reversed to the extent it was accrued in the current year or charged-off to the extent it was accrued in previous years. A loan classified as nonaccrual is returned to accrual status when the obligation has been brought current, it has performed in accordance with its contractual terms for a sufficient period of time, and the ultimate collection of principal and interest is no longer considered doubtful. Of the Bank's $62.3 million nonperforming loans at December 31, 2010, approximately $25.0 million is single family homes, unimproved land or residential lots in various stages of development. The remaining population consists of loans to a variety of small business operations that are in default and are generally secured by commercial real estate. The $7.5 million of 90 day still accruing at December 31, 2010 essentially related to approximately 10 credits (2 accounted for 70% of the balance) that were in process of renewal and were 90 days past maturity. These are not an issue with the loans being in the process of collection. All of the loans were renewed in January 2011. There is an executive level approval process to enable loans to continue on accrual past 90 day delinquency.

All of our investment in impaired loans, $58.0 million at December 31, 2010, is included in nonaccrual loans in the table above, and the related loan loss allowance for these loans was $11.6 million. At December 31, 2009 our investment in impaired loans was $38.9 million, and the related loan loss allowance was $7.7 million. The average recorded balance of impaired loans was $48.5 million for 2010 and $34.0 million for 2009.

In addition to the nonaccrual loans, the Bank has potential problem loans of approximately $75.7 million at December 31, 2010. Potential problem loans are loans as to which management has serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the criteria for, and are therefore not included in, nonperforming assets. Management defines potential problem loans as those loans graded substandard in the Bank's grading system. These loans were considered in determining the adequacy of the allowance for loan losses and are closely and regularly monitored to protect the Bank's interests.

IMPAIRED LOANS

	December 31, 2010		December 31, 2009	
(Table in thousands)	**Balance**	**Associated Impairment**	Balance	Associated Impairment
Impaired loans individually reviewed, with no impairment	**$ 7,919**	**$ -**	$ 10,090	$ -
Impaired loans individually reviewed, with impairment	**50,081**	**11,563**	28,822	7,715
Total impaired loans	**$ 58,000**	**$ 11,563**	$ 38,912	$ 7,715

IMPAIRED LOANS (ACROSS ALL SEGMENTS)

	December 31, 2010		December 31, 2009	
(Table in thousands)	**Balance**	**Associated Impairment**	Balance	Associated Impairment
Real estate - construction	**$ 16,674**	**$ 3,175**	$ 13,419	$ 3,128
Real estate - mortgage, commercial	**37,721**	**7,079**	23,423	4,328
Commercial and industrial	**3,605**	**1,309**	2,070	259
Total impaired loans	**$ 58,000**	**$ 11,563**	$ 38,912	$ 7,715

The Bank classifies a loan as impaired when, based on current information and events, management believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured primarily based on the fair value of the collateral supporting the loan. The total balance of impaired loans increased $19.1 million, or 49.1% in 2010 compared to 2009, and the loan loss allowance related to impaired loans increased $3.8 million. The loan loss allowance related to impaired loans was 19.9% as of December 31, 2010 compared to 19.8% as of December 31, 2009.

The following table presents troubled debt restructures and the allowance associated with these loan balances.

TROUBLED DEBT RESTRUCTURES

(Table in thousands)	**December 31, 2010**		December 31, 2009	
	Balance	**Associated Impairment**	Balance	Associated Impairment
Troubled debt restructures, with no impairment	**$ 7,114**	**$ -**	$ 8,964	$ -
Troubled debt restructures, with impairment	**14,578**	**2,150**	7,634	2,113
Total troubled debt restructures	**$ 21,692**	**$ 2,150**	$ 16,598	$ 2,113

Troubled debt restructures ("TDRs") are a subset of impaired loans. TDRs generally occur when a borrower is experiencing current financial difficulties. The Bank will work with the borrower to improve the likelihood of recovery of the loan. To facilitate the process, a concessionary modification that would not otherwise be considered is granted, resulting in classification as a TDR. The Bank considers all TDRs to be impaired loans. Currently, all Bank TDRs are on nonaccrual status. TDRs are periodically evaluated for return to accrual status, which would occur if the borrower's ability to meet the revised payment schedule is reasonably assured.

For the years ended December 31, 2010 and 2009, the estimated gross interest income that would have been recorded had the nonaccruing loans been current in accordance with their original terms was $3.5 million, and $2.8 million, respectively, while the interest recognized on such loans was immaterial for each period.

PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

The adequacy of the allowance for loan losses is a significant estimate that is based on assumptions by our management regarding, among other factors, general and local economic conditions, which are difficult to predict. In estimating these risks and the related allowance levels, we also consider the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

We use several measures to assess and monitor the credit risks in our loan portfolio, including a loan grading system that begins upon loan origination and continues until the loan is collected or collectibility becomes doubtful. When originated or renewed, all loans over a certain dollar amount receive in-depth reviews and risk assessments by the Bank's Credit Administration. Furthermore, loans and commitments made during the month, as well as commercial loans past due 30 days or more, are reviewed monthly by the Loan Committee of the Bank's Board of Directors.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with the accounting standard entitled *Accounting By Creditors for Impairment of a Loan*. The predominant measurement method for the Bank is the evaluation of the fair value of the underlying collateral. Allowance levels are estimated for other commercial loans in the portfolio based on their assigned credit risk grade, type of loan and other matters related to credit risk. The Bank aggregates non-graded retail type loans into pools of similar credits and reviews the historical loss experience associated with these pools as the criteria to allocate the allowance to each category.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans with outstanding balances of $250 thousand or greater that have been identified as impaired are reviewed periodically in order to determine whether a specific allowance is required. When the value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. Loans for which specific reserves are provided are excluded from the general allowance calculations as described below.

The general allowance reflects the best estimate of probable losses that exist within the portfolios of loans that have not been specifically identified. The general allowance for the commercial loan portfolio is established considering several factors including: current loan grades, historical loss rates, estimated future cash flows available to service the loan, and the results of individual loan reviews and analyses. The allowance for loan losses for consumer loans, mortgage loans, and leases is determined based on past due levels and historical projected loss rates relative to each portfolio.

The unallocated allowance is determined through our assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects our acknowledgement of the imprecision and subjectivity that underlie the assessment of credit risk.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by us to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

Management is continuing to closely monitor the value of real estate serving as collateral for our loans, especially lots and land under development, due to continued concern that the low level of real estate sales activity will continue to have a negative impact on the value of real estate collateral. In addition, depressed market conditions have adversely impacted, and may continue to adversely impact, the financial condition and liquidity position of certain of our borrowers. Additionally, the value of commercial real estate collateral may come under further pressure from weak economic conditions and prevailing unemployment levels.

We believe that the Company's allowance is an adequate estimation of probable losses incurred in our loan portfolio at December 31, 2010. No assurance can be given, however, that adverse economic circumstances or other events, including additional and continued loan review, future regulatory examination findings or changes in borrowers' financial conditions, will not result in increased losses in the loan portfolio or in the need for increases in the allowance for loan losses.

The following table presents an analysis of changes in the allowance for loan losses for years indicated.

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES
for the years ended December 31,

(Table dollars in thousands)	**2010**	2009	2008	2007	2006
Balance at beginning of year	**$ 27,837**	$ 24,806	$ 17,673	$ 15,787	$ 13,924
Loans charged off:					
Real estate - construction	**7,333**	7,060	7,492	2,215	255
Real estate - mortgage, commercial	**16,836**	15,912	7,150	12,435	1,453
Commercial and industrial	**8,481**	5,461	10,519	38,506	2,779
Consumer	**729**	296	1,553	507	716
Total charge-offs	**33,379**	28,729	26,714	53,663	5,203
Recoveries of loans previously charged off:					
Real estate - construction	**503**	103	357	100	-
Real estate - mortgage, commercial	**999**	503	363	74	84
Commercial and industrial	**1,375**	2,222	2,640	97	364
Consumer	**106**	199	259	147	204
Total recoveries	**2,983**	3,027	3,619	418	652
Net charge-offs	**30,396**	25,702	23,095	53,245	4,551
Provision for loan losses	**30,832**	28,733	30,228	55,131	6,414
Balance at end of year	**$ 28,273**	$ 27,837	$ 24,806	$ 17,673	$ 15,787
Ratio of net charge-offs during the year to average loans outstanding during the year	**4.60%**	2.95%	2.42%	5.70%	0.52%
Allowance coverage of net charge-offs	**93.02%**	108.31%	107.41%	33.25%	346.88%
Allowance as a percentage of gross loans	**5.03%**	3.59%	2.62%	1.87%	1.73%

The following table presents the allocation of the allowance for loan losses by category; however, the total allowance is available for charging off losses from any category of the entire portfolio.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
As of December 31,

(Table dollars in thousands)

	2010		2009		2008		2007		2006	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Real estate -										
Construction	**$ 3,662**	**4.8%**	$ 5,391	7.7%	$ 6,509	15.4%	$ 4,516	19.2%	$ 4,119	17.6%
Mortgage	**19,528**	**73.6%**	18,150	66.0%	13,424	56.6%	9,314	49.2%	8,493	48.4%
Commercial and industrial	**3,214**	**12.3%**	3,304	18.4%	3,960	20.9%	2,747	25.1%	2,506	27.2%
Consumer	**499**	**9.3%**	602	7.9%	481	7.1%	334	6.5%	307	6.8%
Unallocated	**1,370**	**n/a**	390	n/a	432	n/a	762	n/a	362	n/a
Total loans	**$ 28,273**	**100.0%**	$ 27,837	100.0%	$ 24,806	100.0%	$ 17,673	100.0%	$ 15,787	100.0%

The allowance for loan losses was 5.03%, 3.59% and 2.62% of loans outstanding at December 31, 2010, 2009 and 2008, respectively, which was consistent with our assessment of the credit quality of the loan portfolio. The allowance for loan losses for real estate loans was 5.26%, 4.12% and 2.92% of loans outstanding at December 31, 2010, 2009 and 2008, respectively. The ratios of net charge-offs during the year to average loans outstanding during the period were 4.60%, 2.95% and 2.42% at December 31, 2010, 2009 and 2008, respectively.

INVESTMENT SECURITIES

We invest in securities as permitted under bank regulations. These securities include all obligations of the U.S. Treasury, agencies of the U.S. government, including mortgage-backed securities, bank eligible obligations of any state or political subdivision, bank eligible corporate obligations, including commercial paper, negotiable certificates of deposit, bankers acceptances, mutual funds and limited types of equity securities.

As noted above, our investments in marketable securities increased substantially during 2010 as part of our balance sheet restructuring.

Our investment activities are governed internally by a written, Board-approved policy. Investment strategies are established in consideration of the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and our overall interest rate sensitivity. In general, the investment portfolio is managed with a focus on the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting goals (i) and (ii).

At December 31, 2010, the securities classified as available for sale, which are carried at market value, totaled $255.1 million, with an amortized cost of $257.7 million, compared to a December 31, 2009 total market value of $190.9 million with an amortized cost of $195.3 million. Securities available for sale are securities that will be held for an indefinite period of time, including securities that we intend to use as a part of our asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk or the need to increase regulatory capital or other similar factors. Securities available for sale consist of securities of U.S. Government agencies with an average life of 10.7 years, State and political subdivisions with an average life of 10.9 years, mortgage-backed securities with an average life of 21.9 years, and other bonds, notes and debentures with an average life of 9.6 years. During 2010, $80.5 million in securities matured and approximately $209.7 million in proceeds were received from securities sold.

CONTRACTUAL MATURITIES AND YIELDS OF DEBT SECURITIES
As of December 31, 2010

(Table dollars in thousands)	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale: (1)								
U.S. government agency	$ -	-	$ -	-	$ 41,985	2.73%	$ 19,076	3.81%
State and political subdivisions (2)	-	-	-	-	1,265	4.20%	4,165	5.14%
Mortgage-backed securities	-	-	-	-	-	-	187,741	3.09%
Other	-	-	-	-	3,500	6.10%	-	-
Total	$ -		$ -		$ 46,750	3.02%	$ 210,982	3.20%

(1) Securities available for sale are stated at amortized cost.
(2) Yields on tax-exempt investments have been adjusted to tax equivalent basis using 35% for 2010.

The following table provides information regarding the composition of our investment securities portfolio at the end of each of the past three years.

COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO
As of December 31,

(Table in thousands)	**2010**	2009	2008
Available for sale (at estimated fair value):			
U.S. government agency	**$ 59,496**	$ 42,051	$ 46,063
State and political subdivisions	**5,258**	-	5,416
Mortgage-backed securities	**186,811**	147,831	-
Other	**3,539**	1,039	7,097
Total	**$ 255,104**	$ 190,921	$ 58,576
Held to maturity (at amortized cost):			
State and political subdivisions	**$ -**	$ -	$ 23,627
Total	**$ -**	$ -	$ 23,627

CONTRACTUAL OBLIGATIONS

Our contractual obligations and other commitments are summarized in the table below. Other commitments include commitments to extend credit. Because not all of these commitments to extend credit will be drawn upon, the actual cash requirements are likely to be significantly less than the amounts reported for other commitments below.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS
As of December 31, 2010

(Table in thousands)	Within One Year	One to Three Years	Three to Five Years	Five Years or More	Total
Contractual Cash Obligations					
Short-term borrowings	$ 18,000	$ -	$ -	$ -	$ 18,000
Long-term borrowings	-	6,000	-	-	6,000
Capitalized lease obligations	444	799	628	1,141	3,012
Operating lease obligations	95	60	-	-	155
Total	$ 18,539	$ 6,859	$ 628	$ 1,141	$ 27,167
Other Commitments					
Commitments to extend credit	$ 22,762	$ 10,324	$ 3,438	$ 40,744	$ 77,268
Standby letters of credit	1,255	7	-	-	1,262
Total	$ 24,017	$ 10,331	$ 3,438	$ 40,744	$ 78,530

PERFORMANCE RATIOS
For the Years Ended December 31,

	2010	2009	2008	2007	2006
Return on average assets	**-2.40%**	-2.33%	-3.05%	-1.27%	1.56%
Return on average equity	**-64.11%**	-37.75%	-32.01%	-10.95%	12.57%
Average equity to average assets	**3.74%**	6.16%	9.52%	11.59%	12.42%
Dividend payout	**0.00%**	0.00%	-11.08%	-53.38%	43.04%
Efficiency ratio	**84.04%**	106.15%	101.46%	55.64%	48.26%

OFF-BALANCE SHEET ARRANGEMENTS

We have off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. As of December 31, 2010 and 2009, such unfunded commitments to extend credit were approximately $77.3 million and $106.1 million, respectively, while commitments in the form of standby letters of credit totaled approximately $1.3 million and $3.0 million, respectively.

RELATED PARTY TRANSACTIONS

We have no material related party transactions. We may extend credit to certain directors and officers in the ordinary course of business. These extensions of credit are made under substantially the same terms as comparable third-party lending arrangements and are made in compliance with applicable banking regulations and federal securities laws. Further discussions of related party transactions are included under Note 4, "Loans," in the "Notes to Consolidated Financial Statements."

NEW ACCOUNTING PRONOUNCEMENTS

Note 1, "Summary of Significant Accounting Policies," to the "Notes to Consolidated Financial Statements" in Item 8 discusses new accounting policies adopted by the Company during 2010 and the expected impact of accounting policies recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable portions of this section and "Notes to the Consolidated Financial Statements."

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This item is not applicable.

ITEM 8 - FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of Granite Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of income (loss), comprehensive loss, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Granite Corporation and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Bank of Granite Corporation and subsidiaries will continue as a going concern. The Company incurred net losses in 2010 and 2009, primarily from higher provisions for loan losses. As discussed in Note 2 to the consolidated financial statements, Bank of Granite Corporation's wholly-owned bank subsidiary (the "Bank") is under a regulatory order that requires, among other provisions, higher regulatory capital requirements. The Bank did not meet the higher capital requirements as of December 31, 2010 and is not in compliance with the regulatory agreement. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions. These events raise substantial doubt about the ability of the Company to continue as a going concern. Management plans with regard to these matters are discussed in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dixon Hughes PLLC
Dixon Hughes PLLC
Charlotte, North Carolina
March 31, 2011

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	**2010**	2009
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	**$ 45,982**	$ 71,611
Interest-bearing deposits	**1,242**	1,763
Total cash and cash equivalents	**47,224**	73,374
Investment securities:		
Available for sale, at fair value (amortized cost of $257,732 and $195,302 at December 31, 2010 and 2009, respectively)	**255,104**	190,921
Loans	**562,124**	775,019
Allowance for loan losses	**(28,273)**	(27,837)
Net loans	**533,851**	747,182
Premises and equipment, net	**13,666**	15,556
Accrued interest receivable	**3,338**	3,917
Other real estate owned	**11,605**	13,235
Other assets	**11,052**	15,899
Total assets	**$ 875,840**	$ 1,060,084
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits:		
Demand	**$ 92,345**	$ 109,673
NOW accounts	**113,213**	145,833
Money market accounts	**155,604**	155,745
Savings	**20,265**	18,794
Time deposits of $100 or more	**204,749**	247,639
Other time deposits	**236,131**	288,921
Total deposits	**822,307**	966,605
Short-term borrowings	**18,000**	20,000
Long-term borrowings	**6,000**	20,000
Accrued interest payable	**1,046**	1,701
Other liabilities	**4,097**	4,692
Total liabilities	**851,450**	1,012,998
STOCKHOLDERS' EQUITY:		
Common stock, $1.00 par value, Authorized - 25,000 shares; Issued - 18,981 shares in 2010 and 2009; Outstanding - 15,454 shares in 2010 and 2009	**18,981**	18,981
Additional paid-in capital	**30,195**	30,195
Retained earnings	**28,644**	52,308
Accumulated other comprehensive loss, net of deferred income taxes of $1,051 and $1,837 at December 31, 2010 and 2009, respectively	**(1,578)**	(2,546)
Less: Cost of common stock in treasury; 3,527 shares in 2010 and 2009	**(51,852)**	(51,852)
Total stockholders' equity	**24,390**	47,086
Total liabilities and stockholders' equity	**$ 875,840**	$ 1,060,084

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	**2010**	2009
INTEREST INCOME:		
Interest and fees from loans	**$ 36,263**	$ 48,614
Federal funds sold	**-**	8
Interest-bearing deposits	**135**	67
Investments:		
U.S. Treasury	**-**	18
U.S. Government agencies	**8,347**	3,233
States and political subdivisions	**-**	364
Other	**54**	342
Total interest income	**44,799**	52,646
INTEREST EXPENSE:		
Time deposits of $100 or more	**5,068**	6,630
Other time and savings deposits	**7,708**	13,068
Short-term borrowings	**552**	631
Long-term borrowings	**282**	895
Total interest expense	**13,610**	21,224
NET INTEREST INCOME	**31,189**	31,422
PROVISION FOR LOAN LOSSES	**30,832**	28,733
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**357**	2,689
OTHER INCOME:		
Service charges on deposit accounts	**4,760**	5,423
Other service fees and commissions	**288**	429
Mortgage banking income	**(4)**	748
Securities gains	**2,403**	1,074
Other-than-temporary impairment losses	**-**	(996)
Other	**1,336**	2,209
Total other income	**8,783**	8,887
OTHER EXPENSES:		
Salaries and wages	**8,661**	13,896
Employee benefits	**1,596**	2,114
Occupancy expense, net	**1,706**	2,032
Equipment rentals, depreciation and maintenance	**1,853**	2,317
FDIC assessments	**4,485**	3,704
Other real estate owned	**7,297**	10,254
Other	**7,996**	8,679
Total other expenses	**33,594**	42,996
LOSS BEFORE INCOME TAX BENEFIT	**(24,454)**	(31,420)
INCOME TAX BENEFIT	**(790)**	(5,800)
NET LOSS	**$ (23,664)**	$ (25,620)
Net loss per share - basic and diluted	**$ (1.53)**	$ (1.66)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	**2010**	2009
NET LOSS	**$ (23,664)**	$ (25,620)
ITEMS OF OTHER COMPREHENSIVE LOSS:		
Items of other comprehensive loss, before tax:		
Change in unrealized losses on securities available for sale	**(649)**	(4,713)
Reclassification adjustment for available for sale securities gains (losses) included in net income	**2,403**	(404)
Prior service cost and net actuarial loss - SERP	**-**	2,526
Other comprehensive income (loss), before tax	**1,754**	(2,591)
Change in deferred income taxes related to change in unrealized gains or losses on securities available for sale	**(786)**	2,129
Change in deferred income taxes related to prior service cost and net actuarial loss - SERP	**-**	(1,007)
Items of other comprehensive income (loss), net of tax	**968**	(1,469)
COMPREHENSIVE LOSS	**$ (22,696)**	$ (27,089)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands except per share data)	2010	2009
COMMON STOCK, $1.00 par value		
At beginning of year	**$ 18,981**	$ 18,981
At end of year	**18,981**	18,981
ADDITIONAL PAID-IN CAPITAL		
At beginning of year	**30,195**	30,190
Stock-based compensation expense	**-**	5
At end of year	**30,195**	30,195
RETAINED EARNINGS		
At beginning of year	**52,308**	77,928
Net loss	**(23,664)**	(25,620)
At end of year	**28,644**	52,308
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF DEFERRED INCOME TAXES		
At beginning of year	**(2,546)**	(1,077)
Net change in unrealized gains or losses on securities available for sale, net of deferred income taxes	**968**	(2,988)
Net change in prior service cost and net actuarial loss - SERP, net of deferred income taxes	**-**	1,519
At end of year	**(1,578)**	(2,546)
COST OF COMMON STOCK IN TREASURY		
At beginning of year	**(51,852)**	(51,852)
At end of year	**(51,852)**	(51,852)
Total stockholders' equity	**$ 24,390**	$ 47,086
Shares issued:		
At beginning of year	**18,981**	18,981
At end of year	**18,981**	18,981
Common shares in treasury:		
At beginning of year	**(3,527)**	(3,527)
At end of year	**(3,527)**	(3,527)
Total shares outstanding	**15,454**	15,454

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	**2010**	2009
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	**$ (23,664)**	$ (25,620)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	**1,401**	1,753
Provision for loan losses	**30,832**	28,733
Investment security premium amortization, net	**1,537**	1,160
Acquisition premium amortization, net	**-**	143
Gains on sales or calls of securities available for sale	**(2,403)**	(592)
Gains on sales or calls of securities held to maturity	**-**	(482)
Impairment losses on securities	**-**	996
Originations of loans held for sale	**-**	(82,177)
Proceeds from loans held for sale	**-**	99,924
Gains on loans held for sale	**-**	(977)
Loss on disposal or sale of premises	**517**	1,267
Loss on disposal or sale of equipment	**-**	129
Loss on writedowns or sale of other real estate	**5,593**	7,816
Decrease in accrued interest receivable	**579**	62
Decrease in accrued interest payable	**(655)**	(1,049)
Decrease (increase) in other assets	**4,150**	(234)
Decrease in other liabilities	**(683)**	(5,866)
Net cash provided by operating activities	**17,204**	24,986
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities, calls and paydowns of securities available for sale	**80,466**	54,370
Proceeds from sales, maturities, calls and paydowns of securities held to maturity	**-**	24,103
Proceeds from sales of securities available for sale	**209,688**	173,748
Purchases of securities available for sale	**(351,718)**	(366,274)
Net decrease in loans	**166,120**	125,443
Proceeds from sale of bank owned life insurance	**-**	28,149
Capital expenditures	**(28)**	-
Proceeds from sales of fixed assets	**-**	374
Proceeds from sales of other real estate	**12,416**	7,731
Net cash provided by investing activities	**116,944**	47,644

See notes to consolidated financial statements.

(Continued on next page)

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded from previous page)
YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)	**2010**	2009
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in demand, NOW, money market and savings deposits	**$ (48,618)**	$ (64,349)
Net increase (decrease) in time deposits	**(95,680)**	39,132
Net decrease in overnight and short-term borrowings	**(2,000)**	(28,947)
Net increase (decrease) in long-term borrowings	**(14,000)**	5,925
Net cash used in financing activities	**(160,298)**	(48,239)
NET INCREASE (DECREASE) IN CASH EQUIVALENTS	**(26,150)**	24,391
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**73,374**	48,983
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 47,224**	$ 73,374
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid (refunded) during the year for:		
Interest	**$ 14,265**	$ 22,273
Income tax refunded	**(790)**	(7,841)
Noncash investing and financing activities:		
Transfer from loans to other real estate owned	**16,379**	21,977

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Bank of Granite Corporation is a bank holding company with two wholly owned subsidiaries, Bank of Granite (the "Bank"), a state chartered commercial bank incorporated in North Carolina on August 2, 1906 and Granite Mortgage, Inc., a mortgage banking company incorporated in North Carolina on June 24, 1985. Bank of Granite Corporation and its two subsidiaries, Bank of Granite and Granite Mortgage, Inc. are referred to herein collectively as the "Company."

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Bank of Granite Corporation and its wholly owned subsidiaries, Bank of Granite and Granite Mortgage, Inc., which ceased mortgage originations during 2009. All significant intercompany accounts and transactions have been eliminated. Certain amounts for periods prior to December 31, 2010 have been reclassified to conform to the presentation for the period ended December 31, 2010.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The generally depressed economic environment, which affects values of all asset classes, could affect the Company's assumptions about the collectibility of its loan portfolio, and the values assigned to the collateral for repayment of these loans. If the Company's assumptions are incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, amounts due from banks, and short-term interest-bearing deposits.

INVESTMENT SECURITIES - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in consolidated earnings. Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading securities, are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated stockholders' equity and as an item of other comprehensive income. Gains and losses on available for sale securities are recognized at the time of sale based upon the specific identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in consolidated earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Transfers of securities between classifications are accounted for at fair value. All held to maturity investments were sold in 2009 as part of the balance sheet restructuring.

LOANS - Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances adjusted for any deferred fees or costs. Substantially all loans earn interest on the level yield method based on the daily outstanding balance.

Loans that are deemed to be impaired (i.e., probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. An impairment allowance is established to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g., loans with similar risk characteristics). The Company's policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for nonaccrual loans. The Company discontinues the accrual of interest when the collectibility of such interest becomes doubtful. The total of impaired loans, the related allowance for loan losses and interest income recognized on impaired loans is disclosed in Note 4,"Loans," and Note 5,"Allowance for Loan Losses," below.

ALLOWANCE FOR LOAN LOSSES - The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb probable losses in the portfolio at the date of the financial statements. Management's determination of a reasonable loan loss allowance is based on ongoing quarterly assessments of the collectibility and historical loss experience of the loan portfolio. The Company also evaluates other factors and trends in the economy related to specific loan groups in the portfolio, trends in delinquencies and results of periodic loan reviews. Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Company's control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses. Also see Note 5, "Allowance for Loan Losses."

OTHER REAL ESTATE OWNED - Real estate acquired by foreclosure is stated at the lower of cost or fair value. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the consolidated statements of income as a component of other expenses.

PREMISES AND EQUIPMENT AND OTHER LONG-LIVED ASSETS - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization, computed by the straight-line method, are charged to operations over the properties' estimated useful lives, which range from 25 to 50 years for buildings and 5 to 15 years for furniture and equipment or, in the case of leasehold improvements, the term of the lease if shorter. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the sum of the expected future cash flows is less than the stated amount of the asset, an impairment loss is recognized for the difference between the fair value of the asset and its carrying amount.

EMPLOYEE BENEFIT PLANS - During 2010 and 2009, there were no Company contributions to the Bank's tax-qualified profit-sharing retirement plan, the Bank's non-tax qualified profit-sharing supplemental executive retirement plan, and the Bank's non-tax qualified and unfunded Salary Continuation Plan. In October 2009, the Company curtailed the Bank's Salary Continuation Plan and froze all service benefits as of October 31, 2009. The projected benefit obligation will accrete to the retirement date of each of the 17 active participants at the discount rate set forth in the Plan and determined each year.

INCOME TAXES - Provisions for income taxes are based on amounts reported in the consolidated statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred income taxes. The Company uses the asset and liability method of accounting for income taxes pursuant to the accounting standard *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. (Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized.) The realization of net deferred tax assets is dependent upon the generation of sufficient taxable income; the availability of prior year carry back of taxes previously paid; or the previous implementation of tax strategies to increase the likelihood of realization.

The Company has adopted the provisions of *Income Taxes* relative to uncertain tax positions. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of other expenses in the income statement; however, if interest becomes a material amount, it would be reclassified as interest expense.

PER SHARE AMOUNTS - Per share amounts are computed using both the weighted average number of shares outstanding of common stock for the purposes of computing basic earnings per share and the weighted average number of shares outstanding of common stock plus dilutive common stock equivalents for the purpose of computing diluted earnings per share.

STOCK-BASED COMPENSATION - The Company complies with the accounting standard *Stock Compensation* to account for share-based compensation to employees, recognizing in the income statement the grant-date fair value of stock options and other equity-based compensation. The Company plan stipulates that option prices are established at market value on the grant date. Options generally vest and become exercisable over a five year period at the rate of 20%, beginning one year from the date of the grant.

NEW ACCOUNTING STANDARDS - In January 2010, the Financial Accounting Standards Board ("FASB") issued an update to the accounting standards for the presentation on fair value disclosures. The new guidance requires disclosures about inputs and valuation techniques for Level 2 and 3 fair value measurements, clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a "gross" presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the "net" presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The Company adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information which is not required to be adopted by the Company until January 1, 2011.

In July 2010, the FASB issued an update to the accounting standards governing the disclosures associated with credit quality and the allowance for loan losses. This new guidance requires additional disclosures related to the allowance for loan losses with the objective of providing financial statement users with greater transparency about an entity's loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructures with their effect on the allowance for loan losses. In January 2011, the FASB issued a deferral of the effective date for troubled debt disclosures included in this update for public companies, with an anticipated effective date for interim and annual reporting periods ending after June 15, 2011. The remaining disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of this standard did not have a material impact on the Company's financial position and results of operations; however, it has increased the amount of disclosures in the notes to the consolidated financial statements.

In the third quarter of 2010, the SEC amended its rules and forms to reflect the provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act that permanently exempts non-accelerated filers from the requirement of Section 404 (b) of the Sarbanes-Oxley Act to include in annual reports filed with the SEC the auditor's attestation report on management's assessment of internal control over financial reporting. This rule was effective September 21, 2010, and the Company's 2010 annual reporting is subject to the exemption.

2. REGULATORY MATTERS AND GOING CONCERN CONSIDERATIONS

Regulatory Actions

The Company reported on Form 8-K filed with the SEC on September 4, 2009, that the Bank entered into a Stipulation and Consent ("Consent") to the issuance of an Order to Cease and Desist ("Order") by the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Commissioner of Banks ("The Commissioner"). Based on the Company's Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

On November 11, 2009, the Company entered into a Memorandum of Understanding ("FRB Memorandum") with the Federal Reserve Bank of Richmond ("FRB").

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

- Present a written capital plan to the FDIC and the Commissioner by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;
- Formulate a plan to improve the Bank's earnings and evaluate the plan quarterly;
- Formulate and implement a plan to reduce the Bank's risk exposure in assets classified "Substandard or Doubtful";
- Reduce the real estate credit concentrations in the Bank's loan portfolio;
- Develop a plan to improve the Bank's liquidity; monitor contingent funding needs and improve asset liability management, and review and revise the plan on a quarterly basis;
- Not pay cash dividends without the prior written consent of the FDIC and the Commissioner;
- Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order.

The FRB Memorandum requires the Company to obtain FRB approval before paying dividends, taking dividends from its Bank, incurring debt or purchasing/redeeming Company stock. The FRB Memorandum requires the submission of a capital plan to maintain adequate capital on a consolidated basis and at the Bank. The Company must furnish periodic progress reports to the FRB regarding its compliance with the FRB Memorandum. The FRB Memorandum will remain in effect until modified or terminated by the FRB.

The Bank reports regularly to its regulators on matters of compliance with the Order, and the progress made to comply with the Order. The Company believes it is in substantial compliance with all matters except the earnings and capital requirements, and continued issues with asset quality.

Going Concern Considerations

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. However, the events and circumstances described herein create a substantial doubt about the Company's ability to continue as a going concern.

The Bank has not achieved the required capital levels mandated by the Order. To date the Bank's capital preservation activities have included balance sheet restructuring that has included curtailed lending activity; surrendering bank owned life insurance policies; reorganizing the securities portfolio to minimize the risk and related capital requirements; reducing salaries and certain other noninterest expenses; and curtailing the SERP pension obligation to reduce future expenses. The Company has engaged external advisors and has pursued various capital enhancing transactions and strategies throughout 2009 and 2010. The operating loss for the year ended December 31, 2010 and the continuing level of problem loans have further eroded capital levels from December 31, 2009. There can be no assurance that any capital raising activities or other measures will allow the Bank to meet the capital levels required in the Order. Banking regulators classify a bank as "critically undercapitalized" if it fails to meet a 2% capital leverage ratio. Under "prompt corrective action," a critically undercapitalized bank must be placed in conservatorship or receivership within 90 days of such determinations unless the FDIC and appropriate regulators determine that other action would protect the deposit insurance fund. Non-compliance with the capital requirements of the Order and the continued erosion of capital in the year ended December 31, 2010 may cause the Bank to be subject to further enforcement actions by the FDIC or the Commissioner, including potential regulatory receivership.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Capital Matters

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital of not less than 12 percent for the life of the Order.

The minimum capital requirements to be characterized as "well capitalized" and "adequately capitalized," as defined by regulatory guidelines, and the Company's actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2010:

	Actual		Minimum Regulatory Requirement		
	Consolidated	Bank	Adequately Capitalized	Well Capitalized	Pursuant to Order
Leverage capital	2.83%	2.69%	4.00%	5.00%	8.00%
Risk-based capital:					
Tier 1 capital	4.41%	4.21%	4.00%	6.00%	8.00%
Total capital	5.71%	5.51%	8.00%	10.00%	12.00%

3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair values of investment securities at December 31, 2010 and 2009 are as follows:

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2010:				
U. S. Government agencies due:				
After 5 years but within 10 years	$ 41,985	$ -	$ 1,310	$ 40,675
After 10 years	19,076	123	378	18,821
Total U.S. Government agencies	61,061	123	1,688	59,496
State and local due:				
After 5 years but within 10 years	1,265	-	48	1,217
After 10 years	4,165	-	124	4,041
Total state and local	5,430	-	172	5,258
Government agency and other mortgage-backed securities due:				
After 10 years	187,741	692	1,622	186,811
Total mortgage-backed securities	187,741	692	1,622	186,811
Others* due:				
After 5 years but within 10 years	3,500	39	-	3,539
Total others	3,500	39	-	3,539
Total available for sale	$ 257,732	$ 854	$ 3,482	$ 255,104

* Others include corporate bonds

Sales and calls of securities available for sale for the year ended December 31, 2010 resulted in proceeds of $253.7 million, $2.6 million in realized gains and $176 thousand in realized losses. There were no sales or calls of securities held to maturity in 2010.

As of December 31, 2010, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $2.6 million, net of deferred income tax benefit of $1.1 million, related to securities available for sale.

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2009:				
U. S. Government agencies due:				
Within 1 year	$ 1,539	$ 9	$ -	$ 1,548
After 1 year but within 5 years	38,172	-	1,434	36,738
After 5 years but within 10 years	4,000	-	235	3,765
Total U.S. Government agencies	43,711	9	1,669	42,051
Government agency and other mortgage-backed securities due:				
After 10 years	150,738	192	3,099	147,831
Total mortgage-backed securities	150,738	192	3,099	147,831
Others*:				
Equity securities	853	186	-	1,039
Total others	853	186	-	1,039
Total available for sale	$ 195,302	$ 387	$ 4,768	$ 190,921

* Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2009 resulted in proceeds of $190.6 million, $957 thousand realized gains and $541 thousand realized losses. Calls of securities held to maturity resulted in no gains or losses in 2009. The amortized cost of certain equity securities were written down $582 thousand in 2009, and certain debt securities were written down $414 thousand in 2009, for credit related declines in value deemed to be other than temporary, resulting in a charge to earnings. At December 31, 2009, the Company only had one security held on which previous other than temporary impairment was taken in the amount of $288 thousand.

As of December 31, 2009, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $4.4 million, net of deferred income tax benefit of $1.8 million, related to securities available for sale.

The following is the amortized cost and fair value of other investment securities:

(Table in thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
Federal Home Loan Bank stock	**$ 3,565**	**$ -**	**$ -**	**$ 3,565**
December 31, 2009				
Federal Home Loan Bank stock	$ 3,914	$ -	$ -	$ 3,914

The Company has determined that the investment in Federal Home Loan Bank stock of $3.6 million is not other than temporarily impaired as of December 31, 2010 and ultimate recoverability of the par value of these investments is probable. The Company is required to pledge securities for public deposits and Federal Home Loan Bank advances. These pledged requirements were approximately $60.0 million at December 31, 2010.

Securities with unrealized losses at December 31, 2010 and 2009 not recognized in income, all of which have been in a loss position less than 12 months were as follows:

(Table in thousands)	**December 31, 2010**		December 31, 2009	
	Fair Value	**Unrealized Loss**	Fair Value	Unrealized Loss
Less than 12 months:				
U.S. Government agencies	$ **54,697**	$ **1,688**	$ 40,503	$ 1,669
State and Local	**5,257**	**172**	-	-
Government agency and other mortgage-backed securities	**116,940**	**1,622**	124,311	3,099
Total temporarily impaired	$ **176,894**	$ **3,482**	$ 164,814	$ 4,768

Securities in an unrealized loss position at December 31, 2010 and 2009, were 31 and 19 individual securities, respectively.

Declines in the fair value of available-for-sale securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of unrealized loss.

Unrealized losses on securities have not been recognized in income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to decreases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline. Furthermore, it is not likely that the Company will have to sell any impaired securities before a recovery of the amortized cost.

4. LOANS

Loans are made primarily to customers in the Company's market areas. Loans at December 31, 2010 and 2009, classified by segment, are as follows:

(Table in thousands)	**2010**	2009
Real estate - construction	$ **26,920**	$ 59,701
Real estate - mortgage, commercial	**413,761**	511,771
Commercial and industrial	**69,334**	143,011
Consumer	**52,443**	61,186
	562,458	775,669
Deferred origination fees, net	**(334)**	(650)
Total	$ **562,124**	$ 775,019

Nonperforming assets at December 31, 2010 and 2009 are as follows:

(Table in thousands)		**2010**		2009
Nonaccrual loans	**$**	**40,577**	$	36,542
Restructured loans - nonaccrual		**21,692**		16,598
Total nonperforming loans		**62,269**		53,140
Foreclosed properties		**11,605**		13,235
Total nonperforming assets	**$**	**73,874**	$	66,375
Loans 90 days or more and still accruing interest	**$**	**7,466**	$	1,195
Impaired loans with related loan loss allowance	**$**	**50,081**	$	28,822
Impaired loans without related loan loss allowance		**7,919**		10,090
Total investment in impaired loans	**$**	**58,000**	$	38,912
Loan loss allowance related to impaired loans	**$**	**11,563**	$	7,715
Average recorded balance of impaired loans	**$**	**48,456**	$	34,025

If interest from nonaccrual loans had been recognized in accordance with the original terms of the loans, interest income would have been approximately $3.5 million in 2010 and $2.8 million in 2009, respectively. Interest income recognized on nonaccrual loans for 2010 and 2009 was immaterial in each period.

Changes in foreclosed properties for years ended December 31, 2010 and 2009 are as follows:

(Table in thousands)		**2010**		2009
Balance at beginning of year	**$**	**13,235**	$	6,805
Additions		**16,379**		21,977
Proceeds from sale		**(12,416)**		(7,731)
Write-downs and net loss on sale		**(5,593)**		(7,816)
Balance at end of year	**$**	**11,605**	$	13,235

Directors and officers of the Company and companies with which they are affiliated are customers of and borrowers from the Bank in the ordinary course of business. At December 31, 2010 and 2009, directors' and principal officers' direct and indirect indebtedness to the Bank was an aggregate amount of $4.3 million and $4.7 million, respectively. During 2010, additions to such loans were $0.9 million and repayments totaled $1.3 million. In the opinion of management, these loans do not involve more than normal risk of collectibility, nor do they present other unfavorable features.

5. ALLOWANCE FOR LOAN LOSSES

The Bank lends primarily in North Carolina. As of December 31, 2010, a substantial majority of the principal amount of the loans in its portfolio was to businesses and individuals in North Carolina. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration have been considered by management in the determination of the allowance for loan losses. Management believes the allowance for loan losses is a reasonable estimation of the probable losses incurred on loans at each balance sheet date.

Changes in the allowance for loan losses for the years ended December 31, 2010 and 2009 are as follows:

(Table in thousands)	**2010**	2009
Balance at beginning of year	**$ 27,837**	$ 24,806
Provision for loan losses	**30,832**	28,733
Loans charged off	**(33,379)**	(28,729)
Recoveries on loans previously charged off	**2,983**	3,027
Balance at end of year	**$ 28,273**	$ 27,837
Allowance as a percentage of loans	**5.03%**	3.59%

The credit quality indicator presented for all segments (except Consumer) within the loan portfolio is a widely-used and standard system representing the degree of risk of nonpayment. The risk-grade categories presented in the following table are:

Pass - Loans categorized as Pass are higher quality loans that have adequate sources of repayment and little risk of collection.

Special Mention - A Special Mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard - A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified Substandard.

Impaired - A loan is graded Impaired when it is probable that the loan will not be collected in accordance with its terms. All Impaired loans are placed on nonaccrual and evaluated quarterly for the appropriate level of impairment.

Loans categorized as Special Mention are considered Criticized. Loans categorized as Substandard or Impaired are considered Classified.

The following table presents loan balances by credit quality indicator as of December 31, 2010:

(Table in thousands)	Pass (Ratings 1-4)	Special Mention (Rating 5)	Substandard (Rating 6-8)	Impaired	Total
Real estate -					
Construction	$ 4,948	$ 3,085	$ 2,213	$ 16,674	$ 26,920
Mortgage	234,742	75,264	66,034	37,721	413,761
Commercial and industrial	46,728	8,229	10,772	3,605	69,334
Consumer	48,486	2,114	1,843	-	52,443
Total	$ 334,904	$ 88,692	$ 80,862	$ 58,000	$ 562,458

The following table presents ALLL activity by portfolio segment for the year ended December 31, 2010:

(Table in thousands)	Real Estate Construction	Real Estate Mortgage, Commercial	Commercial and Industrial	Consumer	Total (1)
Allowance for loan losses:					
Balance at January 1, 2010	$ 5,391	$ 18,540	$ 3,304	$ 602	$ 27,837
Charge-offs	(7,333)	(16,836)	(8,481)	(729)	(33,379)
Recoveries	503	999	1,375	106	2,983
Provision	5,101	16,825	7,016	520	29,462
Unallocated	-	-	-	-	1,370
Balance at December 31, 201C	$ 3,662	$ 19,528	$ 3,214	$ 499	$ 28,273

(1) Total includes $390 thousand unallocated at December 31, 2009.

The following table presents loans on nonaccrual status by loan segment at December 31, 2010:

(Table in thousands)	
Real estate - construction	$ 17,785
Real estate - mortgage, commercial	40,504
Commercial and industrial	3,797
Consumer	183
Total	$ 62,269

The following table presents an aging analysis of loans as of December 31, 2010:

(Table in thousands)	Real Estate Construction	Real Estate Mortgage, Commercial	Commercial and Industrial	Consumer	Total
Past Due:					
1-29 Days	$ 1,052	$ 44,119	$ 9,057	$ 3,815	$ 58,043
30-89 Days	-	20,529	1,240	548	22,317
90 or More Days	-	6,842	624	-	7,466
Total Past Due	1,052	71,490	10,921	4,363	87,826
Current	8,083	301,767	54,616	47,897	412,363
Nonaccrual	17,785	40,504	3,797	183	62,269
Total Loans	$ 26,920	$ 413,761	$ 69,334	$ 52,443	$ 562,458

The following table presents impaired loan information as of December 31, 2010:

(Table in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:				
Real estate - construction	$ 1,409	$ 2,089	$ -	$ 2,438
Real estate - mortgage, commercial	5,889	7,184	-	6,723
Commercial and industrial	621	768	-	681
Total	$ 7,919	$ 10,041	$ -	$ 9,842
With an allowance recorded:				
Real estate - construction	$ 15,265	$ 16,121	$ 3,175	$ 12,609
Real estate - mortgage, commercial	31,832	32,621	7,079	23,848
Commercial and industrial	2,984	3,221	1,309	2,157
Total	$ 50,081	$ 51,963	$ 11,563	$ 38,614
Total:				
Real estate - construction	$ 16,674	$ 18,210	$ 3,175	$ 15,047
Real estate - mortgage, commercial	37,721	39,805	7,079	30,571
Commercial and industrial	3,605	3,989	1,309	2,838
Total	$ 58,000	$ 62,004	$ 11,563	$ 48,456

6. PREMISES AND EQUIPMENT

Summaries of premises and equipment at December 31, 2010 and 2009 are as follows:

(Table in thousands)	**Cost**	**Accumulated Depreciation**	**Premises and Equipment, Net**
At December 31, 2010:			
Land	**$ 3,697**	**$ -**	**$ 3,697**
Buildings	**12,008**	**5,108**	**6,900**
Leasehold improvements	**690**	**417**	**273**
Furniture and equipment	**15,952**	**14,329**	**1,623**
Capitalized leases	**1,959**	**786**	**1,173**
Total	**$ 34,306**	**$ 20,640**	**$ 13,666**

Included in buildings are assets with a carrying value of $2.6 million that are currently held for sale for which the Company has taken impairment charges of $1.5 million.

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2009:			
Land	$ 3,706	$ -	$ 3,706
Buildings	12,514	4,833	7,681
Leasehold improvements	690	366	324
Furniture, equipment and vehicles	15,924	13,471	2,453
Capitalized leases	1,959	567	1,392
Total	$ 34,793	$ 19,237	$ 15,556

7. INCOME TAXES

The Company has determined that sufficient evidence to support the future realization of deferred tax assets is not determinable, and a valuation reserve is established to offset net deferred tax assets. As a result, any change in deferred tax assets will be offset by changes in the valuation reserve ($10.7 million in 2010 and $3.3 million in 2009), and the Company will not record tax expense or tax benefit (except for legislative changes) until positive operating results utilize all existing tax loss carryforwards and supports the partial or full reinstatement of the deferred tax assets.

The passage of the Worker, Homeownership and Business Assistance Act of 2009 (the Act) in November 2009 provided that small companies who had not received TARP could carryback tax losses from 2008 or 2009 to previously closed years extending to 2003. As a result, the Company was able to carryback 2009 partial tax losses and recover approximately $5.8 million which is reflected in 2009 as a current benefit in the Consolidated Financial Statements. There are no additional loss carrybacks available.

The Company has approximately $25.7 million federal tax loss carryforwards expiring in years through 2031 and $46.1 million state tax loss carryforwards expiring in years through 2025.

The components of income tax expense (benefit) for the years ended December 31, 2010 and 2009 follow.

(Table in thousands)	**2010**	2009
Income tax expense (benefit)		
Current	$ **(790)**	$ (5,800)
Deferred	**-**	-
Total	$ **(790)**	$ (5,800)

Changes in deferred taxes of approximately $786 thousand and $2.1 million related to unrealized gains and losses on securities available for sale during 2010 and 2009, respectively, were allocated to other comprehensive income in the respective years.

Reconciliations of reported income tax expense for the years ended December 31, 2010 and 2009 to the amount of tax expense (benefit) computed by multiplying income before income taxes by the statutory federal income tax rate follows.

(Table dollars in thousands)	**2010**	2009
Statutory federal income tax rate	**35%**	35%
Tax expense (benefit) at statutory rate	$ **(8,559)**	$ (10,997)
Increase (decrease) in income taxes resulting from:		
Redemption of investment in BOLI	**-**	1,711
Deferred tax asset valuation allowance	**10,702**	3,284
Other, net	**(2,933)**	202
Income tax expense (benefit)	$ **(790)**	$ (5,800)

The tax effect of the cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

(Table in thousands)	December 31, 2010		
	Assets	**Liabilities**	**Total**
Excess book over tax bad debt expense	**$ 10,822**	**$ -**	**$ 10,822**
Deferred compensation	**634**	**-**	**634**
Operating loss and capital carryforwards	**13,061**	**-**	**13,061**
Other real estate writedowns	**1,437**	**-**	**1,437**
Other, net	**1,613**	**(581)**	**1,032**
Deferred tax asset valuation allowance	**(26,986)**	**-**	**(26,986)**
Unrealized losses on securities available for sale	**1,051**	**-**	**1,051**
Total	**$ 1,632**	**$ (581)**	**$ 1,051**

(Table in thousands)	December 31, 2009		
	Assets	Liabilities	Total
Excess book over tax bad debt expense	$ 10,520	$ -	$ 10,520
Deferred compensation	792	-	792
Excess tax over book loan income	969	-	969
Operating loss and capital carryforwards	2,601	-	2,601
Other real estate writedowns	2,237	-	2,237
Other, net	260	(1,095)	(835)
Deferred tax asset valuation allowance	(16,284)	-	(16,284)
Unrealized losses on securities available for sale	1,836	-	1,836
Total	$ 2,931	$ (1,095)	$ 1,836

8. STOCK OPTIONS

At December 31, 2010 and 2009, 20,486 and 50,327 shares of common stock, respectively, were reserved for stock options outstanding under the Company's stock option plans. Shares available for grants under the Company's stock option plans were 749,500 shares at December 31, 2010. Option prices are established at market value on the dates granted by the Board of Directors.

A summary of the status of the Company's incentive stock option plans at December 31, 2010 and 2009 and changes during the years then ended are presented below:

	2010		2009	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**50,327**	**$ 10.46**	90,612	$ 11.00
Expired, forfeited or canceled	**29,841**	**11.80**	40,285	11.68
Outstanding at end of year	**20,486**	**$ 8.52**	50,327	$ 10.46
Options exercisable at end of year	**19,786**	**$ 8.30**	44,902	$ 10.60

Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the grant. In general, options become exercisable over a five-year period at the rate of 20% per year beginning one-year from the date of grant. The exercise price of all outstanding stock options substantially exceeds the market value of Company common stock for all 2010 and 2009 periods.

9. LEASES

LESSEE - CAPITALIZED - The Company's subsidiaries lease certain premises under capitalized lease agreements. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are included in other liabilities on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment as of December 31, 2010 is $2.0 million as the capitalized cost of these leases and accumulated amortization of approximately $786 thousand.

As of December 31, 2010, future minimum lease payments under noncancelable capitalized leases are as follows:

(Table in thousands)

Year	Payments
2011	$ 444
2012	442
2013	357
2014	314
2015	314
2016 and thereafter	1,141
Total minimum lease payments	3,012
Less amount representing interest	(1,528)
Present value of net minimum lease payments	$ 1,484

LESSEE - OPERATING - The Company's subsidiaries lease certain premises and equipment under operating lease agreements. As of December 31, 2010, future minimum lease payments under noncancelable operating leases are as follows:

(Table in thousands)

Year	Payments
2011	$ 95
2012	60
Total	$ 155

Rental expense charged to operations under all operating lease agreements was approximately $101 thousand and $249 thousand for the years ended December 31, 2010 and 2009, respectively.

10. OVERNIGHT AND SHORT-TERM BORROWED FUNDS

Short-term borrowed funds are summarized as follows:

(Table in thousands)	December 31,	
	2010	2009
Short-term borrowings		
Bank of Granite:		
Short-term borrowings from the Federal Home Loan Bank	**$ 18,000**	$ 20,000
Total short-term borrowings	**$ 18,000**	$ 20,000

A summary of selected data related to overnight and short-term borrowed funds follows:

Overnight borrowings

(Table dollars in thousands)	December 31, 2010	2009
Balance outstanding at end of year	**$ -**	$ -
Maximum outstanding at any month-end during the year	**-**	16,278
Average daily balance outstanding during the year	**-**	11,240
Average interest rate during the year	**N/A**	1.09%
Average interest rate at end of year	**N/A**	N/A

Short-term borrowings

(Table dollars in thousands)	December 31, 2010	2009
Balance outstanding at end of year	**$ 18,000**	$ 20,000
Maximum outstanding at any month-end during the year	**28,000**	46,059
Average daily balance outstanding during the year	**23,603**	21,628
Average interest rate during the year	**2.34%**	3.17%
Average interest rate at end of year	**2.35%**	2.62%

11. LONG-TERM BORROWINGS

Long-term borrowings are summarized as follows:

(Table in thousands)	December 31, 2010	2009
Bank of Granite:		
Federal Home Loan Bank convertible advance at 5.22% due March 9, 2011 callable on or after March 9, 2006	**$ -**	$ 3,000
Federal Home Loan Bank fixed rate credit at 1.88% due January 31, 2011	**-**	5,000
Federal Home Loan Bank fixed rate credit at 3.79% due May 31, 2011	**-**	1,000
Federal Home Loan Bank fixed rate credit at 2.18% due July 29, 2011	**-**	5,000
Federal Home Loan Bank fixed rate credit at 2.41% due January 30, 2012	**5,000**	5,000
Federal Home Loan Bank fixed rate credit at 4.04% due May 30, 2012	**1,000**	1,000
Total long-term borrowings	**$ 6,000**	$ 20,000

12. MATURITIES OF TIME DEPOSITS

Principal maturities of the Bank's time deposits as of December 31, 2010 are as follows:

(Table in thousands)

Year	Maturities
2011	$ 376,564
2012	31,922
2013	13,743
2014	18,617
2015	34
Total	$ 440,880

13. BASIC EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock.

(Table in thousands except per share data)	**2010**	2009
BASIC LOSS PER SHARE		
Net loss	**$ (23,664)**	$ (25,620)
Divide by: Weighted average shares outstanding	**15,454**	15,454
Basic loss per share	**$ (1.53)**	$ (1.66)

There is no dilution of earnings per share for any period as all outstanding stock option exercise prices are substantially in excess of market and are anti-dilutive.

14. REGULATION AND REGULATORY RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC"), the North Carolina State Banking Commission and the FRB.

The minimum capital requirements to be characterized as "well capitalized" and "adequately capitalized," as defined by regulatory guidelines, and the Company's actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2010:

Consolidated	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2010			
Tier I capital to average assets	**2.83%**	**4.00%**	**5.00%**
Tier I capital to risk weighted assets	**4.41%**	**4.00%**	**6.00%**
Total capital to risk weighted assets	**5.71%**	**8.00%**	**10.00%**
As of December 31, 2009			
Tier I capital to average assets	4.84%	4.00%	5.00%
Tier I capital to risk weighted assets	6.44%	4.00%	6.00%
Total capital to risk weighted assets	7.73%	8.00%	10.00%

Bank Only	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2010			
Tier I capital to average assets	**2.69%**	**4.00%**	**5.00%**
Tier I capital to risk weighted assets	**4.21%**	**4.00%**	**6.00%**
Total capital to risk weighted assets	**5.51%**	**8.00%**	**10.00%**
As of December 31, 2009			
Tier I capital to average assets	4.66%	4.00%	5.00%
Tier I capital to risk weighted assets	6.19%	4.00%	6.00%
Total capital to risk weighted assets	7.48%	8.00%	10.00%

See Note 2, "Regulatory Matters and Going Concern Considerations," for further discussion on regulatory capital matters.

15. FAIR VALUE MEASUREMENTS AND DISCLOSURES

Investment Securities Available for Sale

A significant portion of the Company's available for sale investment portfolio is government guaranteed, and the fair value measurements were estimated using independent pricing sources that were determined to be Level 2 measurements, Significant Other Observable Inputs, for the U.S. Government agencies, mortgage-backed and a portion of the equity securities. The remaining equity securities were Level 1 measurements from quoted prices in active markets. Unrealized gains and losses on securities available for sale are reflected in accumulated other comprehensive income and recognized gains and losses are reported as securities gains and losses in noninterest income.

The following table reflects investment securities available for sale measured at fair value on a recurring basis at December 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
U.S. Government agencies	**$ 59,496**	**$ -**	**$ 59,496**	**$ -**
State and local	**5,258**		**$ 5,258**	
GNMA Mortgage-backed securities	**186,811**	**-**	**186,811**	**-**
Corporate bonds	**3,539**	**-**	**3,539**	**-**
Total investment securities available for sale	**$ 255,104**	**$ -**	**$ 255,104**	**$ -**
December 31, 2009				
U.S. Government agencies	$ 42,051	$ -	$ 42,051	$ -
GNMA Mortgage-backed securities	147,831	-	147,831	-
Equities	1,039	1,039	-	-
Total investment securities available for sale	$ 190,921	$ 1,039	$ 189,882	$ -

Impaired Loans

The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards for fair value measurements and disclosures, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When appraised values are used, or management determines the fair value of the collateral is impaired below the appraised value, the Company records the impaired loan as nonrecurring Level 3. At December 31, 2010, all impaired loan values were determined to be Level 3 measurements.

Other Real Estate Owned

Other real estate owned by the Bank resulting from foreclosures is estimated at the fair value of the collateral based on a current appraised value or other management estimate and is recorded as nonrecurring Level 3. At December 31, 2010, the fair value measurements for other real estate were determined to be Level 3 measurements.

The following table reflects certain loans and other real estate measured at fair value on a nonrecurring basis at December 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Impaired loans (1)	**$ 45,705**	**$ -**	**$ -**	**$ 45,705**
Other real estate owned	**11,605**	**-**	**-**	**11,605**
Total assets	**$ 57,310**	**$ -**	**$ -**	**$ 57,310**
December 31, 2009				
Impaired loans (1)	$ 26,788	$ -	$ -	$ 26,788
Other real estate owned	13,235	-	-	13,235
Total assets	$ 40,023	$ -	$ -	$ 40,023

(1) Net of reserves and loans carried at cost.

16. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial data for Bank of Granite Corporation (parent company only) follows:

Condensed Balance Sheets *(In thousands)*	December 31, **2010**	2009
Assets:		
Cash and cash equivalents	**$ 543**	$ 343
Investment in subsidiary bank at equity	**23,201**	45,151
Investment in subsidiary mortgage bank at equity	**108**	1,592
Other	**538**	-
Total	**$ 24,390**	$ 47,086
Liabilities and Stockholders' Equity:		
Stockholders' equity	**$ 24,390**	$ 47,086
Total	**$ 24,390**	$ 47,086

Condensed Results of Operations *(In thousands)*	For the Years Ended December 31, **2010**	2009
Equity in loss of subsidiary bank:		
Loss retained	**$ (23,418)**	$ (22,948)
Equity in loss of subsidiary mortgage bank:		
Dividends	**1,374**	2,953
Loss retained	**(1,483)**	(5,073)
Income (expenses), net	**(137)**	(552)
Net loss	**$ (23,664)**	$ (25,620)

Condensed Cash Flow
(In thousands)

	For the Years Ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net loss	**$ (23,664)**	$ (25,620)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Equity in losses of subsidiaries	**24,402**	25,068
Stock-based compensation expense	**-**	5
Premium amortization and discount accretion, net	**-**	(1)
Gains on sales or calls of securities available for sale	**-**	(174)
Impairment losses on securities	**-**	478
Decrease in accrued interest receivable	**-**	32
Increase in other assets	**(538)**	-
Decrease in other liabilities	**-**	(4)
Net cash provided (used) by operating activities	**200**	(216)
Cash flows from investing activities:		
Proceeds from sales of securities available for sale	**-**	2,348
Net cash provided by investing activities	**-**	2,348
Cash flows from financing activities:		
Net decrease in overnight and short-term borrowings	**-**	(15,169)
Net cash used by financing activities	**-**	(15,169)
Net increase (decrease) in cash	**200**	(13,037)
Cash at beginning of year	**343**	13,380
Cash at end of year	**$ 543**	$ 343

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	**$ -**	$ 139
Noncash investing and financing activities:		
In-kind dividend from subsidiary mortgage bank	**500**	2,953

17. COMMITMENTS AND CONTINGENCIES

The Company's subsidiaries are parties to financial instruments in the ordinary course of business. The Bank routinely enters into commitments to extend credit and issues standby letters of credit in order to meet the financing needs of its customers.

(Table in thousands)	December 31, 2010	December 31, 2009
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$ 77,268**	$ 106,122
Standby letters of credit	**1,262**	2,967

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding do not necessarily represent future cash requirements. Standby letters of credit represent conditional commitments issued by the Bank to assure the performance of a customer to a third party.

The Bank's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Bank uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral held varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments.

Legal Proceedings

The nature of the businesses of the Company's subsidiaries ordinarily results in a certain amount of litigation. The Company's subsidiaries are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Management believes that the liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value, is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument. These fair value estimates are made at December 31, based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price for which an asset could be sold or liability could be settled. However, given there is no active market or observable market transactions for many of the Company's financial instruments, it has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. The fair value estimates are determined in accordance with the accounting standards for *Fair Value Measurements and Disclosures.*

(Table in thousands)	**December 31, 2010**		December 31, 2009	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	**$ 47,224**	**$ 47,224**	$ 73,374	$ 73,374
Investment securities	**255,104**	**255,104**	190,921	190,921
Bank owned life insurance	**4,320**	**4,320**	4,106	4,106
Loans (1)	**533,851**	**536,000**	747,182	752,000
Market risk/liquidity adjustment	**-**	**(30,000)**	-	(40,000)
Net loans	**533,851**	**506,000**	747,182	712,000
Liabilities:				
Demand deposits	**381,427**	**381,427**	430,045	430,045
Time deposits	**440,880**	**441,000**	536,560	539,000
Short-term borrowings	**18,000**	**18,000**	20,000	20,000
Long-term borrowings	**6,000**	**6,000**	20,000	21,000

(1) Loan fair values are based on a hypothetical exit price, which does not represent the estimated intrinsic value of the loan if held for investment. The assumptions used are expected to approximate those that a market participant purchasing the loans would use to value the loans, including a market risk premium and liquidity discount.

Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid, are for certain loan types, or are nonexistent, requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant's ultimate considerations and assumptions. The final value yields a market participant's expected return on investment that is indicative of the current distressed market conditions, but it does not take into consideration the Company's estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

The Company estimated fair value based on estimated future cash flows discounted at current origination rates for loans with similar terms and credit quality. The estimated values in 2010 are a function of higher credit spreads, partially offset by lower risk-free interest rates. However, the values derived from origination rates at the end of 2010 likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts ranging from 3% to 25%, depending on the nature of the loans, were subtracted to reflect the illiquid and distressed market conditions as of December 31, 2010. The discounted value is a function of a market participant's required yield in the current environment and is not a reflection of the expected cumulative losses on the loans.

The book values of cash and due from banks, interest-bearing deposits, accrued interest receivable, short-term borrowings, accrued interest payable and other liabilities are considered to be equal to fair values as a result of the short-term nature of these items. The fair values of investment securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of time deposits, other borrowings, commitments and guarantees is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments.

Demand deposits are shown at their face value.

ITEM 9 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on accounting and financial disclosures as described in Item 304 of Regulation S-K.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2010, the end of the period covered by this Annual Report on Form 10-K, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2010. Based upon that evaluation, management has determined that there have been no changes to the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting as of December 31, 2010. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework* . In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management makes the following assertions:

- Management has implemented a process to monitor and assess both the design and operating effectiveness of internal control over financial reporting.
- All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
- The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO) in *Internal Control—Integrated Framework* . Based on that assessment, we believe that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B - OTHER INFORMATION

The 2011 Annual Meeting of Stockholders has been rescheduled for Monday, May 16, 2011, at 10:30 a.m. local time at the Crowne Plaza, 1385 Lenoir Rhyne Boulevard, S.E. in Hickory, North Carolina.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2011 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Information About the Board of Directors and Committees of the Board," "Directors/Nominees and Nondirector Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Ethics Policy." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 11 - EXECUTIVE COMPENSATION

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2011 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Summary Compensation Table," "Grant of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-end," "Option Exercises and Stock Vested," "Salary Continuation Plan," and "Potential Payments Upon Termination or Change of Control." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2011 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Principal Holders of Voting Securities," "Directors/Nominees and Nondirector Executive Officers" and "Potential Payments Upon Termination or Change of Control." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

The following table sets forth information as of December 31, 2010, regarding shares of our common stock that may be issued upon exercise of options previously granted and currently outstanding under our stock option plans, as well as the number of shares available for the grant of options that had not been granted as of that date.

	(a) Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans --			
Approved by security holders	20,486	$8.52	749,500
Not approved by security holders	-0-	n/a	n/a
Total	20,486	$8.52	749,500

We suspended our common stock repurchase plan in 2007, which we historically used to (1) reduce the number of shares outstanding when our share price in the market makes repurchases advantageous and (2) manage capital levels. Therefore, there were no share repurchase transactions for the quarter ended December 31, 2010.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2011 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Information About the Board of Directors and Committees of the Board" and "Transactions With Officers and Directors." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth in our definitive proxy materials filed in connection with our 2011 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Ratification of Selection of Accountants." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

* Exhibits incorporated by reference into this filing were filed with the Securities and Exchange Commission. We provide these documents through our Internet site at www.bankofgranite.com or by mail upon request to Investor Relations, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina 28630.

(a)1. Financial Statements

The information required by this item is set forth under Item 8.

2. Financial Statement Schedules

The information required by this item is set forth in the "Notes to Consolidated Financial Statements" under Item 8.

3. Exhibits

3.1 Certificate of Incorporation, as amended

Bank of Granite Corporation's Restated Certificate of Incorporation, filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q dated May 9, 2006, is incorporated herein by reference.

3.2 Bylaws of the Registrant, as amended

Bank of Granite Corporation's Amended and Restated Bylaws, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated April 28, 2008, is incorporated herein by reference.

4. Instruments defining the rights of holders

4.1 Form of stock certificate for Bank of Granite Corporation's common stock, filed as Exhibit 4.1 to our Registration Statement on Form S-4 (Registration Statement No. 333-104233) on April 1, 2003, is incorporated herein by reference.

4.2 Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation of Bank of Granite Corporation (included in Exhibit 3.1 hereto).

10. Material Contracts

10.1 Bank of Granite Employees' Savings & Profit Sharing Plan and Trust, as amended, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-102383) on January 7, 2003, is incorporated herein by reference.

10.2 Written Description of Director Compensation pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, dated August 24, 2009, filed as Exhibit 10.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, is incorporated herein by reference.

10.3 Bank of Granite Corporation's 2007 Stock Incentive Plan, filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q dated August 9, 2007, is incorporated herein by reference.**

10.4 Summary of Agreement between Bank of Granite and Jerry A. Felts, Chief Operating Officer and Chief Financial Officer, effective as of July 1, 2009, filed as Exhibit 10.6 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, is incorporated herein by reference.**

10.5 Form of Amended and Restated Bank of Granite Salary Continuation Plan, effective January 1, 2008 filed as Exhibit 10.7 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, is incorporated herein by reference.**

10.6 Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and R. Scott Anderson, filed as Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, is incorporated herein by reference.**

10.7 Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and D. Mark Stephens, filed as Exhibit 10.10 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, is incorporated herein by reference.**

10.8 Stipulation and Consent between Bank of Granite and the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and related Order to Cease and Desist, filed as Exhibit 10.1 to our Current Report on Form 8-K, dated August 27, 2009, is incorporated herein by reference.

10.9 Amendment to Bank of Granite Salary Continuation Plan, effective November 1, 2009, filed as Exhibit 10.1 to our Current Report on Form 8-K, dated October 30, 2009, is incorporated herein by reference.**

14. Ethics Policy, dated March 8, 2004, filed as Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, is incorporated herein by reference.

21. Subsidiaries of the Registrant

The information required by this item is also set forth under Item 8, Note 1, "Summary of Significant Accounting Policies."

23.1 Consent of Dixon Hughes PLLC

31.1 Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002

31.2 Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002

32.1 Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

** Management Compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF GRANITE CORPORATION

By: /s/ R. Scott Anderson
R. Scott Anderson
Chief Executive Officer
March 31, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Scott Anderson R. Scott Anderson	Chief Executive Officer and President	March 31, 2011
/s/ Jerry A. Felts Jerry A. Felts	Chief Operating Officer and Chief Financial Officer	March 31, 2011
/s/ John N. Bray John N. Bray	Chairman and Director	March 31, 2011
/s/ R. Scott Anderson R. Scott Anderson	Director	March 31, 2011
/s/ Joseph D. Crocker Joseph D. Crocker	Director	March 31, 2011
/s/ Leila N. Erwin Leila N. Erwin	Director	March 31, 2011
/s/ Paul M. Fleetwood, III Paul M. Fleetwood, III	Director	March 31, 2011
/s/ Hugh R. Gaither Hugh R. Gaither	Director	March 31, 2011
/s/ Boyd C. Wilson, Jr. Boyd C. Wilson, Jr.	Director	March 31, 2011

Bank of Granite Corporation
Exhibit Index

Exhibit		Begins on Page
3.1	Bank of Granite Corporation's Certificate of Incorporation	*
3.2	Bank of Granite Corporation's Bylaws	*
4.1	Form of stock certificate	*
4.2	Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation	*
10.1	Bank of Granite Employees' Savings & Profit Sharing Plan and Trust	*
10.2	Written Description of Director Compensation	*
10.3	Bank of Granite Corporation's 2007 Stock Incentive Plan**	*
10.4	Summary of Agreement between Bank of Granite and Jerry A. Felts**	*
10.5	Form of Amended and Restated Bank of Granite Salary Continuation Plan**	*
10.6	Amended and Restated Change of Control Agreement between the Company and R. Scott Anderson**	*
10.7	Amended and Restated Change of Control Agreement between the Company and D. Mark Stephens**	*
10.8	Stipulation and Consent between Bank of Granite and the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and related Order to Cease and Desist	*
10.9	Amendment to Bank of Granite Salary Continuation Plan**	*
14	Ethics Policy	*
21	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Auditors	Filed herewith
31.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Incorporated herein by reference

** Management compensatory plan or arrangement

Stockholder Information

COMMON STOCK

Bank of Granite Corporation's (the "Company's") common stock trades on The NASDAQ Capital Market under the symbol "GRAN." Price and volume information is contained in *The Wall Street Journal* and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the stockholders of Bank of Granite Corporation will be held at 10:30 am, Monday, May 16, 2011, at the Crowne Plaza (formerly Holiday Inn Select), 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

COPIES OF EXHIBITS TO FORM 10-K

Copies of Bank of Granite Corporation's exhibits to its Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing:

R. Scott Anderson, Secretary
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Email: sanderson@bankofgranite.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes Goodman LLP
6525 Morrison Boulevard, Suite 500
Charlotte, North Carolina 28211

STOCKHOLDER INFORMATION

For additional information, contact:

Kathy K. Starnes
Stockholder Relations
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Telephone: 828.496.2020
Email: kstarnes@bankofgranite.com

STOCK TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 908.497.2300 or 800.368.5948

For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments, and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Record holders (not held by broker) of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR" above).

EQUAL OPPORTUNITY EMPLOYER

The Company provides equal employment opportunity for all qualified and legal employees and applicants regardless of race, religion, color, sex, national origin, age, veteran status, or disability (physical or mental impairment), to the extent that the Company is able to make reasonable accommodation to those with disabilities, in accordance with applicable federal laws. In addition, the Company complies with applicable state and local laws governing non-discrimination in employment in every facility. This policy applies to all terms and conditions of employment including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfer, leave of absence, compensation, benefits, and training.

MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley Unifour, serving customers from the High Country of the Blue Ridge Mountains, throughout the Foothills, and into the Piedmont and the Charlotte Metro area.

NOTES